# FOOT LOCKER, INC.

2001 Annual Report

## MAXIMIZING OUR GLOBAL STRENGTH





## About the Company

Foot Locker, Inc. (NYSE:Z) is the world's leading retailer of athletic footwear and apparel. Headquartered in New York City, it operates approximately 3,600 athletic retail stores in 14 countries in North America, Europe and Australia under the brand names Foot Locker, Lady Foot Locker, Kids Foot Locker and Champs Sports. Additionally, the Company's Footlocker.com/Eastbay business operates a rapidly growing direct-to-customer business offering athletic footwear, apparel and equipment through its Internet and catalog channels.

## Financial Highlights, As Adjusted

(Millions, except per share and per square foot amounts)

| | **2001** | 2000 | 1999 |
|---|---|---|---|
| Sales | **$ 4,325** | $ 4,217 | $3,726 |
| Comparable store sales increase | **4.9%** | 11.5% | 2.1% |
| Sales per average gross square foot (in dollars) | **$ 306** | $ 298[1] | $ 270 |
| Operating profit | **$ 307** | $ 272 | $ 119 |
| Operating profit margin | **7.1%** | 6.5% | 3.2% |
| Net income | **$ 142** | $ 111 | $ 34 |
| Diluted earnings per share | **$ 0.98** | $ 0.80 | $ 0.25 |
| Debt, net of cash | **$ 184** | $ 204 | $ 327 |

[1] Excludes 53rd week

All references to sales, operating results, net income and earnings per share included on pages 1 to 16 are presented on an adjusted basis to facilitate comparison. Adjusted results are from continuing operations and exclude the operations and disposition of The San Francisco Music Box Company, Hospitality Group, Afterthoughts, Foot Locker Outlets, Going to the Game!, Randy River, Foot Locker Asia, Weekend Edition, Colorado, and Garden Centers and the operations of the accelerated store closings for all periods presented.

## Table of Contents

# MAXIMIZING OUR GLOBAL STRENGTH



We are uniquely positioned to further expand our business and capitalize on our market leadership internationally.


Sales Per Average
Gross Square Foot
(in dollars)
99
00
01
$270
$298
$306


Operating Profit Margin
(%)
99
00
01
3.2%
6.5%
7.1%


Net Income
(in millions)
99
00
01
$34
$111
$142


Diluted Earnings Per Share
99
00
01
$0.25
$0.80
$0.98

# SHAREHOLDERS' LETTER

## Increased shareholder value is expected to result from the implementation of three significant earnings per share growth strategies.

2001 was a milestone year in many respects for our Company. We initiated our program to open 1,000 new stores, strengthened our financial position and significantly increased the profitability of our business – in spite of challenging times for the economy as a whole, and the retail sector in particular.

Importantly, this year was also noteworthy in that we completed the dispositions of our remaining non-athletic businesses, and changed our corporate name to Foot Locker, Inc., to better reflect our current identity as the world's leading retailer of athletic footwear and apparel.

We are proud of the extraordinary efforts demonstrated by our worldwide associates throughout the emotional and economic challenges of this year, precipitated by the tragic events of September 11th. As we enter 2002, we are confident that our Company remains well positioned for continued strong profitable growth.

### 2001 Financial Highlights

Foot Locker, Inc. achieved strong financial results in 2001 by maintaining a sharp focus on the details that drive our business. Our 28 percent increase in net income resulted from increased sales, higher gross margin and an improved expense rate. We significantly increased our profitability in the United States and international markets, and in both our store and direct-to-customer segments.

**ATHLETIC FOOTWEAR MARKET POSITION**


18%

United States


6%
$7 Billion

Western Europe

THE COMPANY'S DIRECT-TO-CUSTOMER OPERATION, FOOTLOCKER.COM/EASTBAY, IS THE LEADING PROVIDER OF ATHLETIC FOOTWEAR, APPAREL AND EQUIPMENT THROUGH THE INTERNET AND CATALOGS IN THE UNITED STATES.



Total athletic sales increased to $4.3 billion, reflecting a comparable-store increase of 4.9 percent. Sales in our retail store operations grew to $306 per gross square foot from $298 last year. Our operating profit margin expanded to 7.1 percent from 6.5 percent and our earnings per share increased to $0.98 from $0.80 in 2000.

Our financial position was also significantly strengthened in 2001. We completed our refinancing plan, selling $150 million of convertible subordinated notes, and amended and restated our $190 million revolving credit facility. This refinancing provides our Company with additional long-term capital and reduces our dependence on short-term bank financing.

**Business Highlights**

Each of our major businesses continued to deliver significant operating profit improvements during 2001. The improvement in Foot Locker Worldwide, which includes Foot Locker, Lady Foot Locker and Kids Foot Locker, was driven largely by the growth of profits from our Foot Locker stores in Europe. Our European Foot Locker operation is now our second largest profit contributor after Foot Locker U.S. and is our highest profit producer as measured by percentage of sales. For 2001, our international stores accounted for 16 percent of our total worldwide sales.

Champs Sports had another year of very strong sales and profit improvements in 2001. The profitability of this business has increased by approximately $80 million over the past two years. While its profit results have not yet reached levels achieved during the mid-1990s, we are very encouraged by the strong momentum of this business. We believe that, in the near term, Champs Sports is poised to return to its historical profit levels.

Our direct-to-customer Internet and catalog business, Footlocker.com/Eastbay, generated record sales and profits during 2001. This was the first year that the Company enjoyed the full benefit of the capital invested in this business in prior years. In fact, the operating profit margin of this business is now greater than that of our store operations. Footlocker.com/Eastbay is expected to be the Company's fastest growing business for the next several years.

**Maximizing Our Earnings Growth Potential**

In 2001, Foot Locker, Inc. also took many steps to build on our significant competitive advantages – advantages that clearly distinguish us from other athletic retailers. They include our market leadership position, global diversification, product sourcing capabilities and multiple channels of distribution. These competitive advantages provide the foundation from which we expect to continue to increase shareholder value.

| Store Summary | February 3, 2001 | Opened | Closed | Remodeled/ Relocated | February 2, 2002 | Gross Square Footage Average Size | Gross Square Footage Total (in thousands) | 2002 Targeted Openings |
|---|---|---|---|---|---|---|---|---|
| Foot Locker | 1,453 | 59 | 40 | 73 | 1,472 | 4,100 | 6,039 | 47 |
| Lady Foot Locker | 662 | 2 | 32 | 33 | 632 | 2,200 | 1,416 | 2 |
| Kids Foot Locker | 398 | 1 | 8 | 9 | 391 | 2,400 | 944 | 1 |
| Foot Locker International | 483 | 49 | 11 | 49 | 521 | 2,800 | 1,482 | 65 |
| Champs Sports | 586 | 5 | 17 | 29 | 574 | 5,700 | 3,262 | 35 |
| Total | 3,582 | 116 | 108 | 193 | 3,590 | 3,700 | 13,143 | 150 |

Specifically, increased shareholder value is expected to result from three significant earnings per share growth strategies that we expect to implement over the next several years:

- **Improving the productivity of our existing store base.** Our objective is to grow our sales from $306 to $350 per gross square foot and our operating profit margin from 7.1 to 10.0 percent of sales - levels the Company has exceeded in prior years.

- **Opening 1,000 new stores.** This expansion program was initiated during 2001, during which we successfully opened 116 new stores. We are executing this program very carefully, and prudently focusing on those markets where we already have a proven record of success. We expect to increase the number of stores that we open each year in line with increases in free cash flow from operations.

- **Continuing to develop our Footlocker.com/Eastbay direct-to-customer business.** This business includes our industry-leading athletic e-commerce and catalog channels, and targets a demographic profile different from that of our retail stores. The profitability of this business, measured as a percentage of sales, is now greater than that of our retail stores. We also expect to expand our Internet presence to Europe, with the introduction of a new website to this region during 2002.

### Repositioning Completed

During 2001, we completed the disposition of all of our remaining non-athletic businesses. These businesses included our Northern Group operation, Hospitality Group, which consisted primarily of Burger King franchises, and The San Francisco Music Box Company. The disposition of these businesses allows our Company to focus completely on the execution and growth of our industry-leading athletic operations.

# Foot Locker, Inc. achieved strong financial results in 2001 by maintaining a sharp focus on the details that drive our business.

### Foot Locker, Inc.

Recognizing the successful completion of our repositioning plans, on November 1, 2001, we changed our corporate name to Foot Locker, Inc. Our new name better reflects our current identity and represents one of the most recognizable brand names in the world. To celebrate this inauguration, the senior corporate management team of Foot Locker, Inc. participated in the ringing of the bell ceremony at the New York Stock Exchange on our first day of trading under our new name.

### Foot Locker Foundation

We were deeply saddened by the horrific events of September 11, 2001. Although, fortunately, none of our associates was physically injured from these violent acts, our Company felt that it was vital to participate with the business community of New York to pull together in assisting with the relief efforts.

During September, we contributed thousands of clothing garments to the rescue workers at Ground Zero. Additionally, our Company and individual associates pledged cash donations and contributed the profits from the sales of several hundred thousand specially designed T-shirts to the Twin Towers Fund.

We also established the Foot Locker Foundation for the purpose of raising and donating additional funds to charitable causes such as the Twin Towers Fund. During December, the Foundation coordinated a charitable fundraising event, "On Our Feet," to unite the sports world to support this worthy cause. We were delighted that approximately 1,400 members of the sporting community rallied and raised nearly $1 million for the victims' families of the World Trade Center disaster.

### Acknowledgements

We are very proud of our entire organization and its significant accomplishments in 2001, especially given these unsettling times and the current difficult retail climate. Our seasoned management team continued to produce industry-leading results despite the challenging environment. Our loyal and dedicated associates continued to distinguish our Company from the competition and drove our business to achieve higher levels of productivity.

We would also like to acknowledge the support and guidance of the members of our Board of Directors. Their experience and wise counsel is valued and their contributions are many, as we strive to maximize our global strength. Earlier this year, Nicholas DiPaolo, Vice Chairman and Chief Operating Officer of Bernard Chaus, Inc., joined our Board of Directors. His extensive business experience in the apparel manufacturing industry will be an important asset to our Company.

As we move forward, we are encouraged by our prospects to deliver significant earnings growth through multiple opportunities. Our competitive strengths form a strong foundation from which to continue to increase earnings per share. We are very excited about our new, streamlined identity as Foot Locker, Inc. and remain committed to building long-term shareholder value.





J. Carter Bacot
*Chairman of the Board*

Matthew D. Serra
*President and Chief Executive Officer*

# Business Overview

| | PRIMARY CUSTOMER | MERCHANDISE MIX | # OF STORES | AVERAGE STORE SIZE |
|---|---|---|---|---|
| Foot Locker | 12 TO 20 YEAR OLD | MEN'S, WOMEN'S AND CHILDREN'S ATHLETIC FOOTWEAR MEN'S ATHLETIC APPAREL AND ACCESSORIES | 1,472 | 4,100 GROSS SQUARE FEET |
| Lady Foot Locker | 18 TO 29 YEAR OLD FEMALE | WOMEN'S ATHLETIC FOOTWEAR, APPAREL AND ACCESSORIES | 632 | 2,200 GROSS SQUARE FEET |
| kids Foot Locker | 5 TO 11 YEAR OLD | CHILDREN'S ATHLETIC FOOTWEAR, APPAREL AND ACCESSORIES | 391 | 2,400 GROSS SQUARE FEET |
| Foot Locker International | 12 TO 20 YEAR OLD | MEN'S, WOMEN'S AND CHILDREN'S ATHLETIC FOOTWEAR MEN'S ATHLETIC APPAREL AND ACCESSORIES | 521 | 2,800 GROSS SQUARE FEET |
| CHAMPS | 12 TO 25 YEAR OLD | MEN'S, WOMEN'S AND CHILDREN'S ATHLETIC FOOTWEAR MEN'S ATHLETIC APPAREL AND ACCESSORIES ATHLETIC EQUIPMENT | 574 | 5,700 GROSS SQUARE FEET |
| Footlocker.com Eastbay | 12 TO 35 YEAR OLD | MEN'S, WOMEN'S AND CHILDREN'S ATHLETIC FOOTWEAR, APPAREL AND EQUIPMENT | | |

# THE WORLD LEADER IN ATHLETIC



# FOOTWEAR AND APPAREL



Foot Locker, Inc.'s broad reach has allowed it to achieve an approximate 18 percent share of the estimated $15 billion United States athletic footwear market in 2001.

Foot Locker, Inc. is the world's leading multichannel retailer of athletic footwear and apparel. It enjoys strong brand-name recognition and a significant market leadership position, with approximately 3,600 retail stores under compatible formats: Foot Locker, Lady Foot Locker, Kids Foot Locker and Champs Sports. The retail stores are located in 14 countries in North America, Europe and Australia, and are located in both mall and non-mall locations.

Footlocker.com/Eastbay, the Company's direct-to-customer business, is the leading provider of athletic footwear, apparel and equipment through the Internet and catalogs in the United States. The Eastbay operation expands Foot Locker, Inc.'s reach by offering the world's largest assortment of athletic products through its direct marketing catalog channel to a customer base that has different demographic profiles than the Company's store operations. The Company's Footlocker.com Internet operation, which was rapidly developed by capitalizing on Eastbay's established infrastructure, generated sales of $100 million in 2001, with profitability characteristics greater than that of our store operations.

The Company's broad reach has allowed it to achieve an approximate 18 percent share of the estimated $15 billion United States athletic footwear market in 2001. More importantly, Foot Locker, Inc.'s 2001 sales are approximately double the estimated size of the Company's three largest U.S. mall-based competitors combined. Its second-largest presence is in Europe, where it operates more than 300 stores and commands approximately 6 percent of the estimated $7 billion athletic footwear market.

Foot Locker, Inc.'s share of these markets is expected to continue to grow as it remodels and relocates existing stores, builds new stores and further develops its direct-to-customer business. The Company also expects to continue its growth in Canada and Australia, where it operates approximately 230 stores combined.







# MAXIMIZING OUR COMPETITIVE


48

# ADVANTAGES

We are confident that our competitive strengths form a strong foundation from which to continue to increase earnings per share.

Foot Locker, Inc.'s first competitive advantage comes from its athletic market leadership position in the various regions where it operates. This leadership position allows the Company to continue to build on its strong relationships with the many business partners that it has developed in the athletic retail industry. For example, merchandise vendor partnerships allow the Company to provide its customers with new, exciting product offerings at competitive prices. Other key vendor partnerships are instrumental in developing innovative operational solutions to improve the cost efficiencies in our business.

The Company's second competitive advantage results from the impressive global position that has been established by operating profitably in 14 countries in North America, Europe and Australia. Foot Locker is unique given its proven track record of operating a successful retail operation across national borders. Developing this profitable global presence provides the Company with geographic diversification and significant growth opportunities for many years to come. This past year, 116 new stores were opened, of which 68 were in North America, 38 in Europe and 10 in Australia.



The ability to source private-label product at highly favorable terms is the Company's third competitive advantage. Foot Locker, Inc. has owned and operated an Asian-based sourcing company for more than 30 years. These private-label offerings, which are developed internally, complement branded programs and generate significant incremental sales volumes. New private-label products and expanded offerings are expected to continue to differentiate the Company from its competition.

The Company's fourth competitive advantage is its demonstrated success in operating through multiple channels of distribution. Foot Locker, Inc. is the industry leader in all three channels in which it operates: retail stores, catalogs and e-commerce. The Company believes this multiple channel strategy is most effective in reaching a larger and more-diversified customer base than a store-only strategy.

# Our Retail Leadership


Foot Locker

Baltimore, Maryland



Trumbull, Connecticut



Concord, California


kids

McAllen, Texas


Foot Locker

Melbourne, Australia


CHAMPS

Toronto, Canada



San Jose, California



Trumbull, Connecticut



Covent Garden, United Kingdom



Tenerife, Canary Islands


CHAMPS

Coral Springs, Florida


Foot Locker

Stuttgart, Germany

FOOT LOCKER STORES ARE LOCATED IN 14 COUNTRIES IN NORTH AMERICA, EUROPE AND AUSTRALIA.


Foot Locker

Montreal, Canada



Costa Mesa, California


CHAMPS

New Hartford, New York


Foot Locker

New York, New York


kids

Houston, Texas


foot Locker

Madrid, Spain


kids

Philadelphia, Pennsylvania


foot locker

Brisbane, Australia


Foot Locker

Montreal, Canada


Foot Locker

Las Palmas, Spain


Eastbay

Eastbay Catalog


Foot Locker
specials of the week
Keyword Search
Shoe Size Search
Gender
Sport
Size

Foot Locker Website

# STRATEGIES FOR PROFITABLE


Foot Locker.

Lady Foot Locker.

kids Foot Locker.

# GROWTH

## Foot Locker, Inc. is implementing a three-pronged strategy for profitable growth.

Building on its competitive advantages, Foot Locker, Inc. is implementing a three-pronged strategy for profitable growth. This strategy, which will be implemented over the next several years, includes improving the productivity of existing stores, opening new stores in highly trafficked locations and further developing its rapidly growing direct-to-customer business.

Providing customers with the right balance of fashion, technology and value product is the cornerstone of the strategy to improve the productivity of existing stores. Continuing to update the Company's store fleet by completing approximately 200 remodel or relocation projects annually over the next several years is another integral part of this strategy. The Company's return on investment from these projects significantly exceeds its cost of capital and has contributed to the growth of its operating profit margin. New marketing and promotional strategies are also expected to play a large role in maintaining solid sales growth momentum and building on the Company's industry-leading brand image.

The second strategy to propel earnings per share growth is the Company's plan to open 1,000 new stores. The Company has identified several exciting markets for Foot Locker store growth. These markets include urban locations in the United States and the 11 countries in Europe where the Company already operates, as well as Canada and Australia. The growth of Champs Sports stores will be primarily targeted to shopping malls in the United States and Canada.

Continuing the rapid expansion of the Company's direct-to-customer business is the third exciting opportunity for earnings per share growth. We have integrated this operation with our store business to offer our customers a level of service superior to that of our competition. The Company expects the sales and profitability of Footlocker.com/Eastbay to grow at a more rapid pace than that of our retail store businesses.


CHAMPS
SPORTS


Footlocker.com


Eastbay

# OUR GLOBAL POSITION



158 Canadian Stores
323 European Stores
2,929 US Stores
21 Hawaii Stores
5 Guam Stores
73 Australian Stores
73 Puerto Rico Stores
8 Virgin Islands Stores


Global diversification is a vital component of the Company's strategic positioning. This diversification is unique in the athletic footwear and apparel retail industry and provides many distinct advantages. Foot Locker, Inc. has established a strong presence in several global markets within the United States, Canada, Europe and Australia. Its infrastructures within these regions are sufficient to support the Company's exciting new store growth plans for the next several years.

The Company currently operates more than 550 Foot Locker and Champs Sports stores outside the United States, with 323 in Europe, 158 in Canada and 73 in Australia. Last year, approximately 16 percent of the Company's sales were generated in international markets. In addition to providing significant growth opportunities, global diversification can cushion the adverse effects from one weak economy with the positive impact from a more vibrant economy in another region.

# Financial Contents

The Company (formerly Venator Group, Inc.) changed its name to Foot Locker, Inc. effective November 1, 2001. Foot Locker, Inc., through its subsidiaries (Foot Locker, Inc. and its subsidiaries being hereafter referred to as the "Company") operates in two reportable segments – Athletic Stores and Direct to Customers. The Athletic Stores segment is one of the largest athletic footwear and apparel retailers in the world, whose formats include Foot Locker, Lady Foot Locker, Kids Foot Locker and Champs Sports. The Direct to Customers segment reflects the Company's Footlocker.com, Inc. subsidiary, including Eastbay, which sells, through its affiliates, to customers through catalogs and Internet websites.

The following table summarizes sales by segment, after reclassification for businesses disposed and held for disposal. The disposed and held for disposal category is included in continuing operations and represents all business formats sold, closed or held for disposal other than discontinued business segments. As of February 2, 2002, the disposition of all businesses previously held for disposal was completed. The 2001 and 1999 reporting years included 52 weeks compared with the 2000 reporting year, which included 53 weeks.

| (in millions) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Athletic Stores | $3,999 | $3,953 | $3,593 |
| Direct to Customers | 326 | 279 | 217 |
| | 4,325 | 4,232 | 3,810 |
| Disposed and held for disposal [1] | 54 | 124 | 453 |
| | $4,379 | $4,356 | $4,263 |

Operating results reflect income from continuing operations before income taxes, excluding net corporate expense and net interest expense. The following table reconciles operating profit from ongoing operations by segment to income from continuing operations before income taxes.

| (in millions) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Athletic Stores | $283 | $269 | $108 |
| Direct to Customers | 24 | 1 | 3 |
| Operating profit from ongoing operations | 307 | 270 | 111 |
| Disposed and held for disposal [1] | (12) | (2) | (22) |
| Restructuring charges [2] | (33) | (7) | (75) |
| Gain (loss) on sale of businesses [3] | 1 | (1) | 177 |
| Total operating profit | 263 | 260 | 191 |
| Corporate expense, net [4] | 64 | 62 | 43 |
| Interest expense, net | 24 | 22 | 51 |
| Income from continuing operations before income taxes [5] | $175 | $176 | $ 97 |

(1) Includes Afterthoughts, The San Francisco Music Box Company, Foot Locker Outlets, Colorado, Going to the Game!, Randy River Canada, Weekend Edition, Garden Centers, Burger King and Popeye's franchises and Foot Locker Asia.

(2) Restructuring charges of $33 million, $7 million and $75 million included in operating expenses reflect the disposition of non-core businesses and an accelerated store closing program for 2001, 2000 and 1999, respectively.

(3) 2001 reflects a $1 million adjustment to the gain on sale of Afterthoughts. 2000 reflects a $1 million adjustment to the gain of $19 million recognized on the sale of Garden Centers in 1998. 1999 reflects the sale of Afterthoughts ($164 million) and Colorado in Australia ($13 million).

(4) 2001 includes a $1 million restructuring charge related to the 1999 closure of a distribution center. 2000 includes a $6 million reduction in the 1999 restructuring charge. 1999 includes a $21 million restructuring charge related to headcount reduction and the closure of a distribution center.

(5) 2000 includes $16 million from the 53rd week.

The following summarizes the components of Corporate expense, net:

| (in millions) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Corporate expense | $64 | $ 85 | $ 68 |
| Corporate income | (1) | (17) | (46) |
| Restructuring charges (income) | 1 | (6) | 21 |
| Corporate expense, net | $64 | $ 62 | $ 43 |

Corporate expense included depreciation and amortization of $28 million in 2001, $29 million in 2000 and $33 million in 1999. The increase in other corporate expense in 2000 compared with 2001 and 1999 primarily reflects increased compensation costs for incentive bonuses. Corporate income is included in other income.

## Sales

Sales of $4,379 million in 2001 increased 0.5 percent from sales of $4,356 million in 2000. Excluding sales from businesses disposed and held for disposal, the 53rd week in 2000, and the effect of foreign currency fluctuations, 2001 sales increased by 4.4 percent as compared with 2000, reflecting an increase of 4.9 percent in comparable-store sales for ongoing formats.

Sales of $4,356 million in 2000 increased 2.2 percent from sales of $4,263 million in 1999. Excluding sales from businesses disposed and held for disposal, the 53rd week in 2000, and the effect of foreign currency fluctuations, 2000 sales increased by 11.0 percent as compared with 1999, reflecting an increase of 11.5 percent in comparable-store sales for ongoing formats.

## Results of Operations

### Gross Margin

Gross margin, as a percentage of sales, of 29.9 percent declined by 20 basis points in 2001 from 30.1 percent in 2000, reflecting increased occupancy and buying costs. Excluding the impact of the 53rd week in 2000, gross margin, as a percentage of sales, was unchanged in 2001.

Gross margin, as a percentage of sales, of 30.1 percent improved by 280 basis points in 2000 compared with 27.3 percent in 1999. Excluding the impact of the 53rd week in 2000 and the inventory markdowns of $11 million in 1999 associated with the Company's restructuring plan to exit non-core businesses, gross margin increased by 230 basis points to 29.9 percent in 2000. These increases in 2000 reflect reduced occupancy, buying costs and markdowns as a percentage of sales along with improved purchasing.

## Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A") declined by $52 million in 2001 to 21.1 percent, as a percentage of sales, compared with 22.4 percent in 2000. These declines reflect the operating efficiencies achieved by the ongoing store base during 2001 as compared with a year earlier, as a result of previous cost-cutting initiatives and restructuring programs. The completion of the sales of The San Francisco Music Box Company and Burger King and Popeye's franchises significantly contributed to the reduction in SG&A expenses. Salaries and payroll expenses have declined year-over-year, primarily reflecting reduced bonus expense during 2001. The impact of the 53rd week in 2000 was not material. SG&A included income of $8 million in 2001, $5 million in 2000 and $4 million in 1999, which primarily reflected the amortization of gains associated with the Company's postretirement benefits. The increase in 2001 reflected income of $3 million related to a change in the postretirement benefit plans. As a result of this change, new retirees will be charged the full expected cost of the medical plan and existing retirees will incur 100 percent of the expected future increase in medical plan costs. In 2001 and 2000, SG&A also included $4 million of income related to the Company's pension plan, as the expected return on the plan assets exceeded the cost to provide benefits. The Company did not incur pension income or expense in 1999. The Company expects to incur pension expense of approximately $8 million in 2002 principally due to the decline in the expected long-term rate of return on plan assets. SG&A also included an asset impairment charge of $2 million in 2001. There were no material asset impairment charges in 2000.

SG&A declined by $10 million in 2000 to 22.4 percent, as a percentage of sales, compared with 23.1 percent in 1999. The decline was principally due to the Company's reduced and more efficient store base. The impact of the 53rd week in 2000 was not material. In 1999, a total reduction of $11 million in the 1991 restructuring reserve and the 1993 repositioning reserve was recorded in SG&A. The adjustment reflected revisions to estimates and other income related to leased and owned properties. SG&A also included an asset impairment charge of $13 million in 1999.

## Depreciation and Amortization

Depreciation and amortization of $154 million increased by 2.0 percent in 2001 from $151 million in 2000. Depreciation and amortization decreased by $18 million, or by 10.7 percent, in 2000 due to the reduction in depreciable assets as a result of the disposal of businesses and stores in 1999 and a more focused capital expenditure program.

## Other Income

Other income in 2001 comprised real estate gains of $1 million and a $1 million adjustment to the gain on the 1999 sale of Afterthoughts. Other income in 2000 primarily reflected corporate real estate gains of $11 million and a $6 million gain associated with the demutualization of the Metropolitan Life Insurance Company, offset by a $1 million reduction in the gain on the 1998 sale of the Garden Centers nursery business.

In 1999, the Company recorded a gain of $164 million from the sale of the assets of its Afterthoughts retail chain. In connection with the public offering of 100 percent of its holding in Colorado Group, Ltd., the Company recorded a gain of $13 million to continuing operations in 1999 related to the Australian athletic format. Corporate real estate gains of $29 million in 1999 are also included in other income in addition to a net gain of $17 million in connection with terminating the lease of the Company's former corporate headquarters in New York.

## Operating Results

Total operating profit increased by $3 million, or 1.2 percent, to $263 million in 2001 from $260 million in 2000. The increase reflected a $37 million operating profit increase for ongoing operations, offset by incremental restructuring charges and operating losses of $34 million related to disposed businesses. Operating profit from ongoing operations, excluding the impact of the 53rd week in 2000, increased by 20.9 percent to $307 million in 2001 from $254 million in 2000. The increase in operating profit in 2001 primarily reflected lower operating expenses. Total operating profit increased by $69 million, or 36.1 percent, to $260 million in 2000 from $191 million in 1999. Operating profit from ongoing operations, excluding the impact of the 53rd week in 2000, more than doubled to $254 million in 2000 from $111 million in 1999. The significant increase in operating profit in 2000 reflected improved sales and gross margin rate performances in all athletic formats.

## Interest Expense, Net

| (in millions) | **2001** | 2000 | 1999 |
|---|---|---|---|
| Interest expense | **$ 35** | $ 41 | $ 65 |
| Interest income | **(11)** | (19) | (14) |
| Interest expense, net | **$ 24** | $ 22 | $ 51 |
| Weighted-average interest rate (excluding facility fees): | | | |
| Short-term debt | **6.0%** | 9.2% | 7.7% |
| Long-term debt | **7.4%** | 8.0% | 7.6% |
| Total debt | **7.4%** | 8.2% | 7.7% |
| Short-term debt outstanding during the year: | | | |
| High | **$ 11** | $206 | $354 |
| Weighted-average | **$ —** | $ 68 | $239 |

Interest expense declined by 14.6 percent in 2001, reflecting an $8 million decrease in interest expense associated with short-term borrowings as the Company was in a net investment position for substantially all of 2001, offset by an increase in interest expense of $2 million related to long-term debt. The issuance of the $150 million convertible notes in June 2001 increased interest expense by $5 million, which was partially offset by the impact of repaying and retiring $58 million of medium-term notes in the second half of 2001. Interest expense declined by 36.9 percent in 2000 as compared with 1999, due to both reduced short-term interest expense related to lower average short-term borrowing levels, offset in part by higher short-term interest rates, and also reduced long-term interest expense resulting from the repayment of the $200 million 7.0 percent debentures.

Interest income related to tax refunds and settlements amounted to $2 million in 2001 and $5 million in 2000 and 1999. Interest income also reflected intercompany interest income of $5 million in 2001, $10 million in 2000 and $6 million in 1999, related to the Northern Group segment. The offsetting interest expense for the Northern Group is included in the loss from discontinued operations through the measurement date and subsequently, in 2001, was charged to the reserve for discontinued operations.

### Income Taxes

The effective tax rate was 36.6 percent in 2001 and 39.0 percent in 2000 and 1999. The Company recorded a tax benefit during 2001 of $7 million related to state and local income tax settlements, partially offset by a $2 million charge from the impact of Canadian tax rate reductions on existing deferred tax assets. The combined effect of these items, in addition to higher earnings in lower tax jurisdictions and the utilization of tax loss carryforwards offset, in part, by the impact of non-deductible goodwill reduced the effective tax rate to 36.6 percent in 2001. The Company expects the effective tax rate to be approximately 38 percent for 2002.

### Discontinued Operations

On January 23, 2001, the Company announced that it was exiting its 694 store Northern Group segment. The Company recorded a charge to earnings of $252 million before-tax, or $294 million after-tax, in 2000 for the loss on disposal of the segment. Major components of the charge included expected cash outlays for lease buyouts and real estate disposition costs of $68 million, severance and personnel related costs of $23 million and operating losses and other exit costs from the measurement date through the expected date of disposal of $24 million. Non-cash charges included the realization of a $118 million currency translation loss, resulting from the movement in the Canadian dollar during the period the Company held its investment in the segment and asset write-offs of $19 million. The Company also recorded a tax benefit for the liquidation of the Northern U.S. stores of $42 million, which was offset by a valuation allowance of $84 million to reduce the deferred tax assets related to the Canadian operations to an amount that is more likely than not to be realized.

In the first quarter of 2001, the Company recorded a tax benefit of $5 million as a result of the implementation of tax planning strategies related to the discontinuance of the Northern Group. During the second quarter, the Company completed the liquidation of the 324 stores in the United States and recorded a charge to earnings of $12 million before-tax, or $19 million after-tax. The charge comprised the write-down of the net assets of the Canadian business to their net realizable value pursuant to the pending transaction, which was partially offset by reduced severance costs as a result of the transaction and favorable results from the liquidation of the U.S. stores and real estate disposition activity. On September 28, 2001, the Company completed the stock transfer of the 370 Northern Group stores in Canada, through one of its wholly-owned subsidiaries for approximately CAD$59 million (approximately US$38 million) which was paid in the form of a note (the "Note"). The net amount of the assets and liabilities of the former operations have been written down to the estimated fair value of the Note. The purchaser will operate the Northern Group stores, from which the repayment of the Note will be made. The transaction has been accounted for as a "transfer of assets and liabilities under contractual arrangement" as no cash proceeds were received and the consideration comprised the Note, the repayment of which is dependent on the future successful operations of the business. The assets and liabilities related to the former operations have been presented under the balance sheet captions as "Assets of business transferred under contractual arrangement (note receivable)" and "Liabilities of business transferred under contractual arrangement."

The Note is required to be repaid upon the occurrence of "payment events," as defined in the purchase agreement, but no later than September 28, 2008, when the initial payment is due. Interest will accrue at 7.0 percent annually beginning on September 28, 2002 and is to be paid semi-annually. Additional payments to the Company may be required in accordance with the agreement through September 28, 2026 should a payment event occur. The purchaser agreed to obtain a revolving line of credit with a lending institution, satisfactory to the Company, in an amount not less than CAD $25 million (approximately US$17 million). The Company also entered into a credit agreement with the purchaser to provide a revolving credit facility to be used to fund its working capital needs. The facility is available up to a maximum of CAD$5 million (approximately US$3 million), and will expire on December 31, 2002. The Company has subordinated its interest to permitted encumbrances as defined in the credit agreement.

In the fourth quarter of 2001, the Company further reduced its estimate for real estate costs by $5 million based on then current negotiations, which was completely offset by increased severance, personnel and other disposition costs. Net disposition activity of $116 million in 2001 included real estate disposition activity of $46 million, severance of $8 million, asset impairment of $23 million, operating losses of $28 million, a $5 million interest expense allocation based on intercompany debt balances and other costs of $6 million. Of the remaining reserve balance of $11 million at February 2, 2002, $5 million is expected to be utilized within twelve months and the remaining $6 million thereafter.

In 1998, the Company exited both its International General Merchandise and Specialty Footwear segments. In the second quarter of 2001, the Company recorded a tax benefit of $1 million related to the settlement of tax liabilities in Germany. In the fourth quarter of 2001, the Company reached a final settlement regarding the 1994 Woolco sale transaction in Canada and recorded a charge of approximately $4 million pre-tax. There was no tax benefit related to the fourth quarter charge and both transactions were associated with the International General Merchandise segment. In 1997, the Company announced that it was exiting its Domestic General Merchandise segment. In the fourth quarter of 2001, the Company recorded a charge to the reserve of $3 million before-tax, or $2 million after-tax, reflecting revisions to original estimates for legal costs associated with exiting the segment. The remaining reserve balances totaled $27 million as of February 2, 2002, $11 million of which is expected to be utilized within twelve months and the remaining $16 million thereafter.

### 1999 Restructuring

Total restructuring charges of $96 million before-tax were recorded in 1999 for the Company's restructuring program. In the second quarter of 1999, the Company announced its plan to sell or liquidate eight non-core businesses: The San Francisco Music Box Company, Randy River Canada, Foot Locker Outlets, Colorado, Team Edition, Going to the Game!, Weekend Edition and Burger King and Popeye's franchises. In the fourth quarter of 1999, the Company announced a further restructuring plan, which included an accelerated store-closing program in the United States, Canada and Asia, corporate headcount reduction and a distribution center shutdown.

During 1999, the Company recorded restructuring charges of $63 million pre-tax, or $38 million after-tax, associated with its plan to sell or liquidate the eight non-core businesses. Throughout 2000, the disposition of Randy River Canada, Foot Locker Outlets, Colorado, Going to the Game!, and Weekend Edition and the accelerated store closing programs were essentially completed and the Company recorded additional restructuring charges of $8 million. In the third quarter of 2000, management decided to continue to operate Team Edition as a manufacturing business, primarily as a result of the resurgence of the screen print business. In the second quarter of 2001, the Company recorded a restructuring charge of approximately $32 million before-tax, or $22 million after-tax, as a result of the terms of the pending sale of The San Francisco Music Box Company. The sale was completed on November 13, 2001, for cash proceeds of approximately $14 million. In addition, on October 10, 2001, the Company completed the sale of assets related to its Burger King and Popeye's franchises for cash proceeds of approximately $5 million. In connection with these dispositions, the Company recorded a restructuring charge of approximately $1 million before-tax in the third quarter of 2001. The remaining reserve balance at February 2, 2002 totaled $4 million, $3 million of which is expected to be utilized within twelve months.

The 1999 accelerated store-closing program comprised all remaining Foot Locker stores in Asia and 150 stores in the United States and Canada. Total restructuring charges of $13 million were recorded and the program was essentially completed in 2000. During 2000, management decided to continue to operate 32 stores included in the program as a result of favorable lease renewal terms offered during negotiations with landlords. The impact on the reserve was not significant and was, in any event, offset by lease buy-out costs for other stores in excess of original estimates. Of the original 1,400 planned terminations associated with the store-closing program, approximately 200 positions were retained as a result of the continued operation of the 32 stores.

In connection with the disposition of several of its non-core businesses, the Company reduced sales support and corporate staff by over 30 percent, reduced divisional staff and consolidated the management of Kids Foot Locker and Lady Foot Locker into one organization. In addition, the Company closed its Champs Sports distribution center in Maumelle, Arkansas and consolidated its operations with the Foot Locker facility located in Junction City, Kansas. Total restructuring charges of $20 million were recorded in 1999 and approximately 400 positions were eliminated. In 2000, the Company recorded a reduction to the corporate reserve of $7 million, $5 million of which related to the agreement to sublease its Maumelle distribution center and sell the associated fixed assets, which had been impaired in 1999, for proceeds of approximately $3 million. A further $2 million reduction reflected better than anticipated real estate and severance payments. In the fourth quarter of 2001, the Company entered into negotiations to exit the leased Maumelle distribution center in 2002 and recorded a $1 million restructuring charge.

### 1999 Dispositions

During 1999, the Company completed the sale of its Afterthoughts retail chain and the public offering of its holding in Colorado Group, Ltd. in Australia for proceeds of approximately $250 million and $55 million, respectively.

### Store Count

The following table summarizes store count, after reclassification for businesses disposed and held for disposal. During 2001, the Company remodeled or relocated 193 stores.

| | 2000 | Opened | Closed | 2001 |
|---|---|---|---|---|
| Athletic Stores | 3,582 | 116 | 108 | **3,590** |
| Disposed and held for disposal | 170 | 12 | 182 | — |
| Total | 3,752 | 128 | 290 | **3,590** |

### Segment Information

The Company operates in two segments—Athletic Stores and Direct to Customers. Athletic Stores formats include the Foot Locker businesses—Foot Locker, Lady Foot Locker, and Kids Foot Locker—as well as Champs Sports. The Foot Locker format is located in North America, Europe and Australia. The Lady Foot Locker and Kids Foot Locker formats operate in the United States, and Champs Sports operates in the United States and Canada. The Direct to Customers division operates Footlocker.com, which sells, through its affiliates, directly to customers through catalogs and its Internet websites. Eastbay, one of its affiliates, is the largest direct marketer of athletic footwear, apparel and equipment in the United States, and provides the Company's six full-service e-commerce sites access to an integrated fulfillment and distribution system. Included in the Company's businesses disposed and held for disposal are the Foot Locker Outlets, Colorado, Going to the Game! and Foot Locker Asia.

### Athletic Stores

| (in millions) | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Sales** | | | |
| Stores | **$3,999** | $3,953 | $3,593 |
| Disposed and held for disposal | — | 1 | 112 |
| Total sales | **$3,999** | $3,954 | $3,705 |
| **Operating profit** | | | |
| Stores | **$ 283** | $ 269 | $ 108 |
| Disposed and held for disposal | — | (2) | (36) |
| Restructuring (charges) income | — | 4 | (71) |
| Gain on sale of business | — | — | 13 |
| Total operating profit | **$ 283** | $ 271 | $ 14 |
| Sales as a percentage of consolidated total | **92%** | 91% | 87% |
| Number of stores at year end | **3,590** | 3,582 | 3,710 |
| Selling square footage (in millions) | **7.94** | 7.91 | 8.15 |
| Gross square footage (in millions) | **13.14** | 13.08 | 13.02 |

Sales of $3,999 million from ongoing athletic store formats increased 1.2 percent in 2001, compared with $3,953 million in 2000. Excluding the impact of the 53rd week in 2000 and the effect of foreign currency fluctuations, sales from ongoing athletic store formats increased 3.4 percent in 2001, reflecting a comparable-store sales increase of 4.0 percent. The most significant growth was in Foot Locker Europe, which generated comparable-store sales increases in the double-digits. Champs Sports also contributed impressive comparable-store sales increases and Foot Locker US, Australia and Canada contributed solid increases. High-end basketball shoes continued to drive the strong footwear sales performance as the number of launches of marquee and exclusive footwear products contributed to incremental sales during the year. Apparel sales also increased in 2001 and reflected a balanced mix of branded, licensed and private label products. Lady Foot Locker's sales were disappointing in 2001. Management has implemented various merchandising strategies in an effort to improve future performance.

Sales of $3,953 million from ongoing store formats increased 10.0 percent in 2000, compared with $3,593 million in 1999. Excluding the impact of the 53rd week in 2000, sales from ongoing store formats increased 8.3 percent in 2000, compared with 1999, reflecting a comparable-store sales increase of 10.5 percent, which was offset in part by the reduction in store base of 111 stores.

Operating profit from ongoing athletic store formats increased 5.2 percent to $283 million in 2001 from $269 million in 2000. Excluding the impact of the 53rd week in 2000, operating profit from ongoing athletic store formats increased 11.4 percent in 2001 from $254 million in 2000. Operating profit, as a percentage of sales, increased to 7.1 percent in 2001 from 6.8 percent in 2000 primarily due to reduced operating expenses as a result of cost cutting initiatives. The increase in operating profit in 2001 was driven by all formats, with the exception of Lady Foot Locker. An asset impairment charge of $2 million was included in operating profit in 2001. There were no material asset impairment charges in 2000.

Operating profit from ongoing athletic store formats more than doubled to $269 million in 2000, compared with $108 million in 1999. Operating profit from ongoing retail store formats, excluding the 53rd week in 2000, was $254 million in 2000. The increase primarily reflected the improved sales and gross margin rate performances in all formats in both footwear and apparel, in a somewhat less promotional environment. An asset impairment charge of $8 million was included in operating profit in 1999.

## Direct to Customers

| (in millions) | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Sales** | **$326** | $279 | $217 |
| **Operating profit** | **$ 24** | $ 1 | $ 3 |
| Sales as a percentage of consolidated total | 7% | 6% | 5% |

Direct to Customers sales increased by 16.8 percent to $326 million in 2001 from $279 million in 2000. Excluding the impact of the 53rd week in 2000, Direct to Customers sales increased by 18.5 percent in 2001. The Internet business continued to drive the sales growth in 2001. Internet sales increased by $42 million, or 72.4 percent, to $100 million in 2001 compared with $58 million in 2000, which was driven by an increase in product offerings and the continued growth of the overall Internet market in 2001. The impact of the 53rd week in 2000 did not have a material impact on Internet sales. Catalog sales, excluding the impact of the 53rd week in 2000, increased 3.7 percent to $226 million in 2001 from $218 million in 2000, reflecting increased catalog distribution and an expanded product assortment available to consumers.

Direct to Customers sales increased 28.6 percent in 2000 to $279 million compared with $217 million in 1999. Excluding the impact of the 53rd week in 2000, Direct to Customers sales increased by 26.7 percent in 2000. Internet sales increased by $44 million to $58 million in 2000 and catalog sales, excluding the impact of the 53rd week in 2000, increased 7.4 percent to $218 million in 2000 from $203 million in 1999.

The Direct to Customers business generated operating profits of $24 million in 2001, reaching profitability levels higher than Athletic Stores formats. Operating profit of $1 million in 2000 and $3 million in 1999 included initial Internet development and marketing costs of approximately $20 million and $4 million, respectively. Excluding the impact of the 53rd week in 2000, the Direct to Customers business broke even in 2000. Management anticipates the significant sales growth in its integrated Internet and catalog business to continue in future years at higher levels of profitability.

## Business Concentration

In 2001, the Company purchased approximately 47 percent of its athletic merchandise from one major vendor and approximately 70 percent from its top five vendors. The Company considers vendor relations to be satisfactory.

## All Other Businesses

All business formats captured in the "All Other" category have been disposed as of February 2, 2002. They include Afterthoughts, The San Francisco Music Box Company, Burger King and Popeye's franchises, Randy River Canada, Weekend Edition and Garden Centers.

| (in millions) | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Sales** | **$ 54** | $123 | $341 |
| **Operating profit (loss)** | | | |
| Disposed and held for disposal | **$(12)** | $ — | $ 14 |
| Restructuring charges | **(33)** | (11) | (4) |
| Gain (loss) on sale of businesses | **1** | (1) | 164 |
| Total operating profit (loss) | **$(44)** | $ (12) | $174 |
| Sales as a percentage of consolidated total | **1%** | 3% | 8% |
| *Number of stores at year end* | — | 170 | 243 |
| Selling square footage (in millions) | — | 0.18 | 0.25 |
| Gross square footage (in millions) | — | 0.24 | 0.33 |

In connection with the 1999 restructuring program, total charges of $33 million and $11 million were recorded in 2001 and 2000, respectively, for the disposition of The San Francisco Music Box Company and the Burger King and Popeye's franchises. The sale of The San Francisco Music Box Company was completed on November 13, 2001, for cash proceeds of approximately $14 million. In addition, on October 10, 2001, the Company completed the sale of assets related to its Burger King and Popeye's franchises for cash proceeds of approximately $5 million.

In 2000, the Company also recorded a $1 million adjustment to the $19 million gain recognized on the 1998 sale of the Garden Centers nursery business. In 1999, the Company completed the sale of the assets of its Afterthoughts retail chain and recorded a pre-tax gain of $164 million, which was increased by $1 million in 2001. Total restructuring charges of $4 million were recorded in 1999 for the final disposition of Weekend Edition and Randy River Canada.

## Liquidity and Capital Resources

### Cash Flow and Liquidity

Generally, the Company's primary sources of cash have been from operations, borrowings under its revolving credit agreement and proceeds from the sale of non-strategic assets. As noted below, the Company raised $150 million in cash in 2001 through the issuance of subordinated convertible notes. The Company generally finances real estate with operating leases. The principal uses of cash have been to finance inventory requirements, capital expenditures related to store openings, store remodelings and management information systems, and to fund other general working capital requirements.

Management believes operating cash flows and current credit facilities will be adequate to finance its working capital requirements, fund the repayment of the medium-term notes due in October 2002, and support the development of its short-term and long-term strategies. Planned capital expenditures for 2002 are approximately $141 million, of which $116 million relates to new store openings and modernizations of existing stores and $25 million reflects the development of information systems and other support facilities. In addition, planned lease acquisition costs are $24 million and primarily relate to the Company's operations in Europe. The Company has the ability to revise and reschedule the anticipated capital expenditure program should the Company's financial position require it.

Any materially adverse reaction to customer demand, fashion trends, competitive market forces, uncertainties related to the effect of competitive products and pricing, customer acceptance of the Company's merchandise mix and retail locations, or economic conditions worldwide could affect the ability of the Company to continue to fund its needs from business operations.

Operating activities of continuing operations provided cash of $184 million in 2001 compared with $248 million in 2000. These amounts reflect the income from continuing operations, adjusted for non-cash items and working capital changes. The decline in cash flow from operations in 2001 reflected increased cash outflows for merchandise inventories, income taxes payable and repositioning and restructuring reserves. The increase in merchandise inventories is in line with the Company's anticipated sales increases in 2002. Payments charged to the repositioning and restructuring reserves were $62 million in 2001 compared with $38 million in 2000.

Operating activities of continuing operations provided cash of $248 million in 2000 compared with $37 million in 1999. The additional cash flow from operations in 2000 was due to the significant improvement in operating performance in all athletic businesses. The increases in merchandise inventories and accounts payable were in line with the Company's increased sales volume. Payments charged to the repositioning and restructuring reserves were $38 million in 2000 compared with $12 million in 1999.

Net cash used in investing activities of continuing operations was $96 million in 2001 compared with $69 million in 2000. The change was due to proceeds from sales of real estate and other assets and investments of $20 million in 2001 compared with $25 million in 2000, in addition to the $22 million increase in capital expenditures in 2001. Proceeds from the sales of The San Francisco Music Box Company and the Burger King and Popeye's franchises contributed $14 million and $5 million in cash, respectively, in 2001. Capital expenditures of $116 million in 2001 primarily related to store remodelings and new stores compared with $94 million in 2000.

Net cash used in investing activities of continuing operations was $69 million in 2000 compared with $155 million provided by investing activities in 1999. The change was due to proceeds from sales of real estate and other assets and investments of $307 million in 1999 compared with $25 million in 2000, offset by the $58 million reduction in capital expenditures in 2000. Proceeds from the sale of five corporate properties contributed $18 million in 2000 and the Company also received $7 million associated with the demutualization of the Metropolitan Life Insurance Company. Proceeds from divesting activities of $307 million in 1999 comprised the sale of Afterthoughts and the public offering of Colorado Group Ltd. for a total of $271 million and the disposition of corporate real estate for $36 million.

Cash provided by financing activities of the Company's continuing operations increased by $256 million in 2001 primarily due to the issuance of $150 million of convertible notes and the $113 million reduction in debt repayments for both short-term and long-term borrowings in 2001 compared with 2000. There were no outstanding borrowings under the Company's revolving credit agreement as of February 2, 2002 and February 3, 2001. On June 8, 2001, the Company completed its offering of $125 million of subordinated convertible notes due 2008 and an option to exercise an additional $25 million was completed by July 9, 2001. In 2001, the Company also repaid the $50 million 6.98 percent medium-term notes that matured in October 2001 and purchased and retired $8 million of the $40 million 7.00 percent medium-term notes payable in October 2002.

Cash used in financing activities of the Company's continuing operations declined by $114 million in 2000 due to the reduced levels of short-term borrowings in 2000 compared with 1999. The Company purchased $100 million of its $200 million 7.00 percent debentures due on June 1, 2000, in 1999 and the remaining $100 million were purchased or repaid in 2000.

Net cash used in discontinued operations includes the loss from discontinued operations, the change in assets and liabilities of the discontinued segments and disposition activity related to the reserves. In 2001, discontinued operations utilized cash of $75 million, which consisted of payments for the Northern Group's operations and disposition activity related to the other discontinued segments.

In 2000, discontinued operations utilized cash of $67 million, which comprised the loss of $50 million from the Northern Group's operations and disposition activity related to the other discontinued segments. In 1999, net proceeds related to sales of the Australian specialty footwear format and The Bargain! Shop stores of $51 million in addition to the results from real estate activity, more than offset the payments charged to the discontinued reserves and loss from operations during the year.

## Capital Structure

In 2001, the Company issued $150 million of subordinated convertible notes due in 2008 and simultaneously amended its $300 million revolving credit agreement to a reduced $190 million three-year facility. The subordinated convertible notes bear interest at 5.50 percent and are convertible into the Company's common stock at the option of the holder, at a conversion price of $15.806 per share. The Company may redeem all or a portion of the notes at any time on or after June 4, 2004. The net proceeds of the proposed offering are being used for working capital and general corporate purposes and to reduce reliance on bank financing. The Company's revolving credit facility includes various restrictive covenants with which the Company was in compliance on February 2, 2002. There were no borrowings outstanding under the revolving credit agreement at February 2, 2002. In 2001, the Company repaid its $50 million 6.98 percent medium-term notes that matured in October 2001, in addition to purchasing and retiring $8 million of the $40 million 7.00 percent medium-term notes payable October 2002. On March 29, 2002, Standard & Poor's increased the Company's credit rating to BB+. Moody's Investors Service's rating remained unchanged at Ba3.

For purposes of calculating debt to total capitalization, the Company includes the present value of operating lease commitments. These commitments are the primary financing vehicle used to fund store expansion. The following table sets forth the components of the Company's capitalization, both with and without the present value of operating leases:

| (in millions) | 2001 | 2000 |
|---|---|---|
| Debt and capital lease obligations, net of cash and cash equivalents | **$ 184** | $ 204 |
| Present value of operating leases | **1,372** | 1,374 |
| Total net debt | **1,556** | 1,578 |
| Shareholders' equity | **992** | 1,013 |
| Total capitalization | **$2,548** | $2,591 |
| Net debt capitalization percent | **61.1%** | 60.9% |
| Net debt capitalization percent without operating leases | **15.6%** | 16.8% |

Excluding the present value of operating leases, the Company's net debt capitalization ratio improved in 2001. Total capitalization declined by $43 million, which comprised a $22 million reduction in total net debt in 2001 and a $21 million decrease in shareholders' equity. The decrease in total net debt of $22 million reflected increased cash and cash equivalents of $106 million and the repayment of medium-term notes and capital lease obligations of $65 million, offset by the issuance of $150 million in subordinated convertible notes. The decrease in shareholders' equity relates primarily to a charge to record an additional minimum liability for the Company's pension plans of $115 million, offset by net income of $92 million in 2001. The additional minimum liability was required as a result of the plan's negative return on assets in 2001, coupled with a decrease in the discount rate used to value the benefit obligations. Management's objective is to further reduce both ratios of net debt capitalization.

The following represents the scheduled maturities of the Company's long-term contractual obligations and other commercial commitments as of February 2, 2002:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| (in millions) | Total | Less than 1 year | 2 – 3 years | 4 – 5 years | After 5 years |
| **Contractual Cash Obligations** | | | | | |
| Long-term debt | $ 382 | $ 32 | $ — | $ — | $350 |
| Capital lease obligations | 17 | 2 | — | — | 15 |
| Operating leases | 1,913 | 330 | 556 | 444 | 583 |
| Total contractual cash obligations | $2,312 | $364 | $556 | $444 | $948 |

| | Amount of Commitment Expiration by Period | | | | |
|---|---|---|---|---|---|
| (in millions) | Total Amounts Committed | Less than 1 year | 2 – 3 years | 4 – 5 years | After 5 years |
| **Other Commercial Commitments** | | | | | |
| Line of credit | $171 | $— | $171 | $— | $— |
| Stand-by letters of credit | 19 | — | 19 | — | — |
| Total commercial commitments | $190 | $— | $190 | $— | $— |

The Company does not have any off-balance sheet financing, other than operating leases entered into in the normal course of business and disclosed above, or unconsolidated special purpose entities. The Company's treasury and risk management policies prohibit the use of leveraged derivatives or derivatives for trading purposes.

In connection with the sale of various businesses, the Company may be obligated for certain lease commitments transferred to third parties pursuant to those sales. The Company is also operating certain stores for which lease agreements are in the process of being negotiated with landlords. Although there is no contractual commitment to make these payments, it is likely that a lease will be executed. Management believes that the resolution of such contingencies will not significantly affect the Company's consolidated financial position, liquidity, or results of operations.

## Impact of the European Monetary Union

The European Union comprises 15 member states, 12 of which adopted a common currency, the "euro" on January 1, 2002. The former national currencies were withdrawn from circulation by February 28, 2002. The euro conversion did not have a significant effect on the Company's results of operations or financial condition.

## Critical Accounting Policies

Management's responsibility for integrity and objectivity in the preparation and presentation of the Company's financial statements requires diligent application of appropriate accounting policies. Generally, the Company's accounting policies and methods are those specifically required by generally accepted accounting principles in the United States of America ("GAAP"). Note 1 to the Consolidated Financial Statements includes a summary of the Company's most significant accounting policies. In some cases, management is required to calculate amounts based on estimates for matters that are inherently uncertain. The Company believes the following to be the most critical of those accounting policies that necessitate subjective judgments.

### Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market using the retail inventory method. The retail inventory method ("RIM") is commonly used by retail companies to value inventories at cost and calculate gross margins by applying a cost-to-retail percentage to the retail value of inventories. The RIM is a system of averages that requires management's estimates and assumptions regarding markups, markdowns and shrink, among others, and as such, could result in distortions of inventory amounts. Judgment is required to differentiate between promotional and other markdowns. Management believes this method and its related assumptions, which have been consistently applied, to be reasonable.

### Discontinued and Restructuring Reserves

The Company exited four business segments and other non-core businesses as part of a major restructuring program in recent years. In order to identify and calculate the associated costs to exit these businesses, management makes assumptions regarding estimates of future liabilities for operating leases and other contractual agreements, the net realizable value of assets held for sale or disposal, the fair value of non-cash consideration received and in the case of a discontinued business segment, future operating results. Management believes its estimates, which are reviewed quarterly, to be reasonable, and considers its knowledge of the retail industry, its previous experience in exiting activities and valuations from independent third parties in the calculation of such estimates. However, these estimates and assumptions may be incorrect and may need to be revised as additional information becomes available.

Effective as of the beginning of fiscal year 2002, the Company will adopt SFAS No. 144, which broadens the presentation of discontinued operations to apply to a component of an entity rather than a segment of a business.

### Impairment of Long-Lived Assets

In accordance with GAAP, the Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived tangible and intangible assets may not be recoverable. Management's policy includes criteria based on operating performance to determine whether an impairment indicator exists. The calculation of fair value of long-lived assets is based on estimated expected undiscounted future cash flows by store. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results.

The Company will adopt SFAS No. 142 in 2002, which requires that goodwill and intangible assets with indefinite lives no longer be amortized but will be subject to impairment review. Long-lived tangible assets and intangible assets with definite lives will be subject to impairment testing under SFAS No. 144.

### Pension and Postretirement Liabilities

The Company determines its obligations for pension and postretirement liabilities based upon assumptions related to discount rates, expected long-term rates of return on invested plan assets, salary increases, age, mortality and health care cost trends, among others. Management reviews all assumptions annually with its independent actuaries, taking into consideration existing and future economic conditions and the Company's intentions with regard to the plans. Changes in these assumptions at each year end can increase or decrease pension or postretirement income or expense for the following year, and the future obligation, which determines the minimum pension liability included in shareholders' equity and future funding requirements. In accordance with GAAP, gains and losses related to the pension and postretirement liabilities are deferred and recognized over future periods. Management believes its estimates for 2001, the most significant of which are stated below, to be reasonable.

| | Pension Benefits | Postretirement Benefits |
|---|---|---|
| **Weighted-average discount rate** | 6.94% | 7.00% |
| **Weighted-average rate of compensation increase** | 3.54% | N/A |
| **Weighted-average expected long-term rate of return on assets** | 8.87% | N/A |

### Deferred Tax Assets

In accordance with GAAP, deferred tax assets are recognized for tax credit and net operating loss carryforwards, reduced by a valuation allowance, which is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management is required to estimate taxable net income for future years and to use its judgment to determine whether or not to record a valuation allowance for part or all of a deferred tax asset.

### Cumulative Effect of Changes in Accounting Principle

Effective in 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendment, SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that all derivative financial instruments be recorded in the Consolidated Balance Sheets at their fair values. Changes in fair values of derivatives will be recorded each period in earnings or other comprehensive income (loss), depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. The effective portion of the gain or loss on the hedging derivative instrument will be reported as a component of other comprehensive income (loss) and will be reclassified to earnings in the period in which the hedged item affects earnings. To the extent derivatives do not qualify as hedges, or are ineffective, their changes in fair value will be recorded in earnings immediately, which may subject the Company to increased earnings volatility. The adoption of SFAS No. 133 in 2001 did not have a material impact on the Company's consolidated earnings and reduced accumulated other comprehensive loss by approximately $1 million.

The Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," in 1999, which interprets generally accepted accounting principles related to revenue recognition in financial statements. In the fourth quarter of 2000, the Company changed its method of accounting for sales under its layaway program and recorded an after-tax expense of $1 million as of the beginning of the fiscal year, representing the cumulative effect of this change on prior years.

In 1999, the Company adopted a preferred method for calculating the market-related value of its U.S. pension plan assets used in determining annual pension expense. As compared with the previous accounting method, 1999 pension expense was reduced by approximately $5 million (before-tax) or $0.02 per diluted share. The Company recorded income of approximately $14 million (before-tax) or $0.06 per diluted share representing the cumulative effect of this change on prior years.

### New Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS No. 141") and SFAS No. 142, "Goodwill and Intangible Assets" ("SFAS No. 142"). SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations and requires all business combinations initiated or completed after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are deemed to have definite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. Amortization expense related to goodwill was $8 million in 2001 and 2000 and $9 million in 1999. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS No. 142 effective as of the beginning of fiscal 2002. The Company does not expect SFAS No. 141 and SFAS No. 142 to have a significant impact on its results of operations or financial position.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which will be effective for fiscal years beginning after June 15, 2002, although earlier adoption is encouraged. The Company intends to adopt SFAS No. 143 as of the beginning of fiscal year 2003. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The initial amount to be recognized will be at its fair value. The liability will then be discounted and accretion expense will be recognized using the credit-adjusted risk-free interest rate in effect when the liability is initially recognized. The Company is currently evaluating the impact of SFAS No. 143 on its results of operations and financial position.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," as well as the accounting and reporting requirements of APB Opinion No. 30 "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events" ("APB No. 30"). SFAS No. 144 is effective for the Company as of the beginning of fiscal year 2002. SFAS No. 144 retains the basic provisions of APB No. 30 for the presentation of discontinued operations in the income statement but broadens that presentation to apply to a component of an entity rather than a segment of a business. The pronouncement now provides for a single accounting model for reporting long-lived assets to be disposed of by sale. The Company does not expect SFAS No. 144 to have a significant impact on its results of operations or financial position.

### Disclosure Regarding Forward-Looking Statements

This report, including the Shareholders' Letter, the material following the Shareholders' Letter, and Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements within the meaning of the federal securities laws. All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including, but not limited to, such things as future capital expenditures, expansion, strategic plans, growth of the Company's business and operations, including future cash flows, revenues and earnings, and other such matters are forward-looking statements. These forward-looking statements are based on many assumptions and factors, including, but not limited to, the effects of currency fluctuations, customer demand, fashion trends, competitive market forces, uncertainties related to the effect of competitive products and pricing, customer acceptance of the Company's merchandise mix and retail locations, unseasonable weather, risks associated with foreign global sourcing, including political instability and changes in import regulations, economic conditions worldwide, and the ability of the Company to execute its business plans effectively with regard to each of its business units. Any changes in such assumptions or factors could produce significantly different results. The Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

# Management's Report

The integrity and objectivity of the financial statements and other financial information presented in this annual report are the responsibility of the management of the Company. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include, when necessary, amounts based on the best estimates and judgments of management.

The Company maintains a system of internal controls designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded, transactions are executed in accordance with management's authorization and the accounting records provide a reliable basis for the preparation of the financial statements. The system of internal accounting controls is continually reviewed by management and improved and modified as necessary in response to changing business conditions. The Company also maintains an internal audit function for evaluating and formally reporting on the adequacy and effectiveness of internal accounting controls, policies and procedures.

The Company's financial statements have been audited by KPMG LLP, the Company's independent auditors, whose report expresses their opinion with respect to the fairness of the presentation of the statements.

The Audit Committee of the Board of Directors, which is comprised solely of directors who are not officers or employees of the Company, meets regularly with the Company's management, internal auditors, legal counsel and KPMG LLP to review the activities of each group and to satisfy itself that each is properly discharging its responsibility. In addition, the Audit Committee meets on a periodic basis with KPMG LLP, without management's presence, to discuss the audit of the financial statements as well as other auditing and financial reporting matters. The Company's internal auditors and independent auditors have direct access to the Audit Committee.

Matthew D. Serra

**MATTHEW D. SERRA,**
President and
Chief Executive Officer

Bruce Hartman

**BRUCE L. HARTMAN,**
Senior Vice President and
Chief Financial Officer

April 17, 2002

# Independent Auditors' Report


KPMG

To the Board of Directors and Shareholders of Foot Locker, Inc.

We have audited the accompanying consolidated balance sheets of Foot Locker, Inc. (formerly Venator Group, Inc.) and subsidiaries as of February 2, 2002 and February 3, 2001 and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended February 2, 2002. These consolidated financial statements are the responsibility of Foot Locker, Inc. management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Foot Locker, Inc. and subsidiaries as of February 2, 2002 and February 3, 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended February 2, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for derivative financial instruments and hedging activities in 2001.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for sales under its layaway program in 2000.

As discussed in note 18 to the consolidated financial statements, the Company changed its method of calculating the market-related value of its U.S. pension plan assets in 1999.

KPMG LLP

New York, NY
March 13, 2002

# Consolidated Statements of Operations

| (in millions, except per share amounts) | **2001** | 2000 | 1999 |
|---|---|---|---|
| **Sales** | **$4,379** | $4,356 | $4,263 |
| Costs and Expenses | | | |
| Cost of sales | **3,071** | 3,047 | 3,099 |
| Selling, general and administrative expenses | **923** | 975 | 985 |
| Depreciation and amortization | **154** | 151 | 169 |
| Restructuring charges | **34** | 1 | 85 |
| Interest expense, net | **24** | 22 | 51 |
| | **4,206** | 4,196 | 4,389 |
| Other income | **(2)** | (16) | (223) |
| | **4,204** | 4,180 | 4,166 |
| Income from continuing operations before income taxes | **175** | 176 | 97 |
| Income tax expense | **64** | 69 | 38 |
| **Income from continuing operations** | **111** | 107 | 59 |
| Loss from discontinued operations, net of income tax benefit of $(15) and $(27), respectively | **—** | (50) | (42) |
| (Loss) income on disposal of discontinued operations, net of income tax expense of $—, $42 and $14, respectively | **(19)** | (296) | 23 |
| Cumulative effect of accounting change, net of income tax expense (benefit) of $—, $— and $6, respectively | **—** | (1) | 8 |
| **Net income (loss)** | **$ 92** | $ (240) | $ 48 |
| Basic earnings per share: | | | |
| Income from continuing operations | **$ 0.79** | $ 0.78 | $ 0.43 |
| Loss from discontinued operations | **(0.13)** | (2.51) | (0.14) |
| Cumulative effect of accounting change | **—** | (0.01) | 0.06 |
| Net income (loss) | **$ 0.66** | $ (1.74) | $ 0.35 |
| Diluted earnings per share: | | | |
| Income from continuing operations | **$ 0.77** | $ 0.77 | $ 0.43 |
| Loss from discontinued operations | **(0.13)** | (2.49) | (0.14) |
| Cumulative effect of accounting change | **—** | (0.01) | 0.06 |
| Net income (loss) | **$ 0.64** | $ (1.73) | $ 0.35 |

# Consolidated Statements of Comprehensive Income (Loss)

| (in millions) | **2001** | 2000 | 1999 |
|---|---|---|---|
| **Net income (loss)** | **$ 92** | $ (240) | $ 48 |
| *Other comprehensive income (loss), net of tax* | | | |
| Foreign currency translation adjustment: | | | |
| Translation adjustment arising during the period | **(12)** | (19) | 4 |
| Less: reclassification adjustment for net loss included in (loss) income on disposal of discontinued operations | **—** | 118 | — |
| *Net foreign currency translation adjustment* | **(12)** | 99 | 4 |
| Cash flow hedges: | | | |
| Cumulative effect of accounting change, net of income tax expense of $1 | **1** | — | — |
| Change in fair value of derivatives, net of income tax | **—** | — | — |
| Reclassification adjustments, net of income tax benefit of $1 | **(1)** | — | — |
| *Net change in cash flow hedges* | **—** | — | — |
| Minimum pension liability adjustment, net of deferred tax expense (benefit) of $(71), $2 and $26, respectively | **(115)** | 2 | 41 |
| **Comprehensive income (loss)** | **$ (35)** | $ (139) | $ 93 |

See Accompanying Notes to Consolidated Financial Statements.

# Consolidated Balance Sheets

| (in millions) | 2001 | 2000 |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | **$ 215** | $ 109 |
| Merchandise inventories | **793** | 730 |
| Assets held for disposal | **—** | 31 |
| Net assets of discontinued operations | **4** | 37 |
| Other current assets | **102** | 107 |
| | **1,114** | 1,014 |
| **Property and equipment, net** | **637** | 684 |
| **Deferred taxes** | **251** | 231 |
| **Goodwill, net** | **135** | 143 |
| **Assets of business transferred under contractual arrangement (note receivable)** | **30** | — |
| **Other assets** | **123** | 168 |
| | **$2,290** | $2,240 |
| **Liabilities and Shareholders' Equity** | | |
| **Current liabilities** | | |
| Accounts payable | **$ 272** | $ 264 |
| Accrued liabilities | **211** | 233 |
| Current portion of repositioning and restructuring reserves | **6** | 13 |
| Current portion of reserve for discontinued operations | **16** | 76 |
| Current portion of long-term debt and obligations under capital leases | **34** | 54 |
| | **539** | 640 |
| **Long-term debt and obligations under capital leases** | **365** | 259 |
| **Liabilities of business transferred under contractual arrangement** | **12** | — |
| **Other liabilities** | **382** | 328 |
| **Shareholders' equity** | **992** | 1,013 |
| | **$2,290** | $2,240 |

*See Accompanying Notes to Consolidated Financial Statements.*

# Consolidated Statements of Shareholders' Equity

| (shares in thousands, amounts in millions) | 2001 Shares | 2001 Amount | 2000 Shares | 2000 Amount | 1999 Shares | 1999 Amount |
|---|---|---|---|---|---|---|
| **Common Stock and Paid-In Capital** | | | | | | |
| Par value $.01 per share, 500 million shares authorized | | | | | | |
| Issued at beginning of year | 138,691 | $ 351 | 137,542 | $ 337 | 135,654 | $ 328 |
| Restricted stock issued under stock option and award plans | 210 | (2) | — | (1) | 1,255 | — |
| Forfeitures of restricted stock | — | 1 | — | 3 | — | 1 |
| Amortization of stock issued under restricted stock option plans | — | 2 | — | 2 | — | 3 |
| Issued under director and employee stock plans, net of related tax benefit | 1,080 | 11 | 1,149 | 10 | 633 | 5 |
| Issued at end of year | 139,981 | 363 | 138,691 | 351 | 137,542 | 337 |
| Common stock in treasury at beginning of year | (200) | (2) | (100) | (1) | (19) | — |
| Reissued under employee stock plans | 192 | 1 | 113 | 1 | 104 | — |
| Restricted stock issued under stock option and award plans | 210 | 2 | 100 | 1 | — | — |
| Forfeitures of restricted stock | (270) | (1) | (312) | (3) | (185) | (1) |
| Exchange of options | (2) | — | (1) | — | — | — |
| Common stock in treasury at end of year | (70) | — | (200) | (2) | (100) | (1) |
| Common stock outstanding and paid-in capital at end of year | 139,911 | 363 | 138,491 | 349 | 137,442 | 336 |
| **Retained Earnings** | | | | | | |
| Balance at beginning of year | | 705 | | 945 | | 897 |
| Net income (loss) | | 92 | | (240) | | 48 |
| Balance at end of year | | 797 | | 705 | | 945 |
| **Shareholders' Equity Before Adjustments** | | 1,160 | | 1,054 | | 1,281 |
| **Accumulated Other Comprehensive Loss** | | | | | | |
| *Foreign Currency Translation Adjustment* | | | | | | |
| Balance at beginning of year | | (41) | | (140) | | (144) |
| Aggregate translation adjustment | | (12) | | 99 | | 4 |
| Balance at end of year | | (53) | | (41) | | (140) |
| *Cash Flow Hedges* | | | | | | |
| Balance at beginning of year | | — | | — | | — |
| Change during year, net of income tax | | — | | — | | — |
| Balance at end of year | | — | | — | | — |
| *Minimum Pension Liability Adjustment* | | | | | | |
| Balance at beginning of year | | — | | (2) | | (43) |
| Change during year, net of deferred tax expense (benefit) | | (115) | | 2 | | 41 |
| Balance at end of year | | (115) | | — | | (2) |
| **Total Accumulated Other Comprehensive Loss** | | (168) | | (41) | | (142) |
| **Total Shareholders' Equity** | | $ 992 | | $1,013 | | $1,139 |

See Accompanying Notes to Consolidated Financial Statements.

# Consolidated Statements of Cash Flows

| (in millions) | 2001 | 2000 | 1999 |
|---|---|---|---|
| **From Operating Activities** | | | |
| Net income (loss) | **$ 92** | $(240) | $ 48 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities of continuing operations: | | | |
| Loss (income) on disposal of discontinued operations, net of tax | **19** | 296 | (23) |
| Loss from discontinued operations, net of tax | **—** | 50 | 42 |
| Restructuring charges | **34** | 1 | 85 |
| Cumulative effect of accounting change, net of tax | **—** | 1 | (8) |
| Depreciation and amortization | **154** | 151 | 169 |
| Impairment of long-lived assets | **2** | — | 13 |
| Restricted stock compensation expense | **2** | 2 | 3 |
| Tax benefit on stock compensation | **2** | 2 | — |
| Gains on sales of real estate | **(1)** | (10) | (46) |
| Gains on sales of assets and investments | **(1)** | (5) | (177) |
| Deferred income taxes | **38** | 21 | — |
| Change in assets and liabilities, net of acquisitions and dispositions: | | | |
| Merchandise inventories | **(69)** | (36) | 18 |
| Accounts payable and other accruals | **9** | 36 | (45) |
| Repositioning and restructuring reserves | **(62)** | (38) | (12) |
| Income taxes payable | **(45)** | 7 | (25) |
| Other, net | **10** | 10 | (5) |
| Net cash provided by operating activities of continuing operations | **184** | 248 | 37 |
| **From Investing Activities** | | | |
| Proceeds from sales of assets and investments | **19** | 7 | 271 |
| Proceeds from sales of real estate | **1** | 18 | 36 |
| Capital expenditures | **(116)** | (94) | (152) |
| Net cash provided by (used in) investing activities of continuing operations | **(96)** | (69) | 155 |
| **From Financing Activities** | | | |
| Decrease in short-term debt | **—** | (71) | (179) |
| Issuance of convertible long-term debt | **150** | — | — |
| Debt issuance costs | **(8)** | — | — |
| Reduction in long-term debt | **(58)** | (100) | (101) |
| Reduction in capital lease obligations | **(4)** | (5) | (6) |
| Issuance of common stock | **9** | 9 | 5 |
| Net cash provided by (used in) financing activities of continuing operations | **89** | (167) | (281) |
| **Net Cash provided by (used in) Discontinued Operations** | **(75)** | (67) | 64 |
| **Effect of Exchange Rate Fluctuations on Cash and Cash Equivalents** | **4** | 2 | (6) |
| **Net Change in Cash and Cash Equivalents** | **106** | (53) | (31) |
| **Cash and Cash Equivalents at Beginning of Year** | **109** | 162 | 193 |
| **Cash and Cash Equivalents at End of Year** | **$ 215** | $ 109 | $ 162 |
| **Cash Paid During the Year:** | | | |
| Interest | **$ 36** | $ 36 | $ 66 |
| Income taxes | **$ 35** | $ 31 | $ 22 |

See Accompanying Notes to Consolidated Financial Statements.

## 1. Summary of Significant Accounting Policies

### Basis of Presentation

The consolidated financial statements include the accounts of Foot Locker, Inc. and its domestic and international subsidiaries (the "Company"), all of which are wholly-owned. All significant intercompany amounts have been eliminated. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results may differ from those estimates.

### Name Change

The Company (formerly Venator Group, Inc.) changed its name to Foot Locker, Inc. effective November 1, 2001.

### Reporting Year

The reporting period for the Company is the Saturday closest to the last day in January. Fiscal years 2001 and 1999 represented the 52 weeks ended February 2, 2002 and January 29, 2000, respectively. Fiscal 2000 ended February 3, 2001 and included 53 weeks. References to years in this annual report relate to fiscal years rather than calendar years.

### Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

### Merchandise Inventories and Cost of Sales

Merchandise inventories are valued at the lower of cost or market using the retail inventory method. Cost for retail stores is determined on the last-in, first-out (LIFO) basis for domestic inventories and on the first-in, first-out (FIFO) basis for international inventories. Merchandise inventories of the Direct to Customers business are valued at FIFO cost. Transportation, distribution center and sourcing costs are capitalized in merchandise inventories.

Cost of sales is comprised of the cost of merchandise, occupancy, buyers' compensation and shipping and handling costs.

### Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Significant additions and improvements to property and equipment are capitalized. Maintenance and repairs are charged to current operations as incurred. Major renewals or replacements that substantially extend the useful life of an asset are capitalized and depreciated. Owned property and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets: 25 to 45 years for buildings and 3 to 10 years for furniture, fixtures and equipment. Property and equipment under capital leases and improvements to leased premises are generally amortized on a straight-line basis over the shorter of the estimated useful life of the asset or the remaining lease term. Capitalized software reflects certain costs related to software developed for internal use that are capitalized and amortized, after substantial completion of the project, on a straight-line basis over periods not exceeding 8 years. Capitalized software, net of accumulated amortization, is included in property and equipment and was $68.8 million at February 2, 2002 and $83.6 million at February 3, 2001. Effective as of the beginning of 2003, the Company will accrue and record asset retirement related costs equal to the discounted liability, in accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations."

### Goodwill and Intangible Assets

Goodwill represents the excess purchase price over the fair value of assets acquired and is amortized on a straight-line basis over periods not exceeding 40 years. Goodwill arising from acquisitions made since 1995 is amortized over periods not exceeding 20 years. Recoverability of goodwill is evaluated based upon estimated future profitability and cash flows. Accumulated amortization amounted to $68.6 million and $61.1 million at February 2, 2002 and February 3, 2001, respectively. Intangible assets primarily reflect lease acquisition costs and are included in other assets in the Consolidated Balance Sheets.

Effective July 1, 2001, all business combinations must be accounted for under the purchase method of accounting, in accordance with SFAS No. 141, "Business Combinations." Beginning in 2002, goodwill and intangible assets with indefinite lives will no longer be amortized but reviewed for impairment if impairment indicators arise and, at a minimum, annually, in accordance with SFAS No. 142, "Goodwill and Intangible Assets." Separable intangible assets that are deemed to have definite lives will continue to be amortized over their useful lives (but with no maximum life). Amortization expense related to goodwill was $7.5 million in 2001, $7.7 million in 2000 and $8.5 million in 1999.

### Derivative Financial Instruments

In 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendment, SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that all derivative financial instruments be recorded in the Consolidated Balance Sheets at their fair values. Changes in fair values of derivatives will be recorded each period in earnings or other comprehensive income (loss), depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. The effective portion of the gain or loss on the hedging derivative instrument will be reported as a component of other comprehensive income (loss) and will be reclassified to earnings in the period in which the hedged item affects earnings. To the extent derivatives do not qualify as hedges, or are ineffective, their changes in fair value will be recorded in earnings immediately, which may subject the Company to increased earnings volatility. The adoption of SFAS No. 133 in 2001 did not have a material impact on the Company's consolidated earnings and reduced accumulated other comprehensive loss by approximately $1 million.

### Fair Value of Financial Instruments

The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The carrying value of cash and cash equivalents, other current receivables and short-term debt approximate fair value due to the short-term maturities of these assets and liabilities. Quoted market prices of the same or similar instruments are used to determine fair value of long-term debt and forward foreign exchange contracts. Discounted cash flows are used to determine the fair value of long-term investments and notes receivable if quoted market prices on these instruments are unavailable.

### Recoverability of Long-Lived Assets

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"), an impairment loss is recognized whenever events or changes in circumstances indicate that the carrying amounts of long-lived tangible and intangible assets may not be recoverable. Assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company has identified this lowest level to be principally individual stores. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset with the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset with its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the best information available using estimates, judgments and projections as considered necessary.

Effective as of the beginning of 2002, the Company will adopt SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which supersedes SFAS No. 121 as well as the accounting and reporting requirements of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events" ("APB No. 30"). SFAS No. 144 retains the basic provisions of APB No. 30 for the presentation of discontinued operations in the income statement but broadens that presentation to apply to a component of an entity rather than a segment of a business. The pronouncement now provides for a single accounting model for reporting long-lived assets to be disposed of by sale.

### Stock-Based Compensation

The Company accounts for stock-based compensation by applying APB No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with APB No. 25, compensation expense is not recorded for options granted if the option price is not less than the quoted market price at the date of grant. Compensation expense is also not recorded for employee purchases of stock under the 1994 Stock Purchase Plan since the plan is non-compensatory as defined in APB No. 25.

### Foreign Currency Translation

The functional currency of the Company's international operations is the applicable local currency. The translation of the applicable foreign currency into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using the weighted-average rates of exchange prevailing during the year. The unearned gains and losses resulting from such translation are included as a separate component of accumulated other comprehensive loss within shareholders' equity.

### Income Taxes

The Company determines its deferred tax provision under the liability method, whereby deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using presently enacted tax rates. Deferred tax assets are recognized for tax credit and net operating loss carryforwards, reduced by a valuation allowance, which is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Provision for U.S. income taxes on undistributed earnings of foreign subsidiaries is made only on those amounts in excess of the funds considered to be permanently reinvested.

### Revenue Recognition

Revenue from retail store sales is recognized when the product is delivered to customers. Retail sales include merchandise, net of returns and exclude all taxes. In the fourth quarter of 2000, the Company changed its method of accounting for sales under its layaway program, in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," effective as of the beginning of the year. Under the new method, revenue from layaway sales is recognized when the customer receives the product, rather than when the initial deposit is paid. The cumulative effect of the change was a $1 million after-tax charge, or $0.01 per diluted share. The impact on each of the quarters in 2000 was not material, and would not have been material to 1999.

Revenue from Internet and catalog sales is recognized when the product is shipped to customers. Sales include shipping and handling fees for all periods presented.

### Store Pre-Opening and Closing Costs

Store pre-opening costs are charged to expense as incurred. In the event a store is closed before its lease has expired, the estimated post-closing lease exit costs, less sublease rental income, if any, is provided for when a decision to close the store is made.

### Advertising Costs

Advertising and sales promotion costs are expensed at the time the advertising or promotion takes place. Advertising costs as a component of selling, general and administrative expenses were $77.8 million in 2001, $79.5 million in 2000 and $76.0 million in 1999. Advertising costs are recorded net of reimbursements for cooperative advertising.

### Earnings Per Share

Basic earnings per share is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur from common shares issuable through stock-based compensation including stock options and the conversion of convertible long-term debt. The following table reconciles the numerator and denominator used to compute basic and diluted earnings per share for continuing operations.

| (in millions) | **2001** | 2000 | 1999 |
|---|---|---|---|
| **Numerator:** | | | |
| Income from continuing operations | **$111** | $107 | $59 |
| *Effect of Dilution:* | | | |
| Convertible debt | **3** | — | — |
| Income from continuing operations assuming dilution | **$114** | $107 | $59 |
| **Denominator:** | | | |
| Weighted-average common shares outstanding | **139.4** | 137.9 | 137.2 |
| *Effect of Dilution:* | | | |
| Stock options and awards | **1.3** | 1.2 | 1.0 |
| Convertible debt | **6.2** | — | — |
| Weighted-average common shares outstanding assuming dilution | **146.9** | 139.1 | 138.2 |

Options to purchase 3.1 million, 4.5 million and 7.3 million shares of common stock for the years ended February 2, 2002, February 3, 2001 and January 29, 2000, respectively, were not included in the computations because the exercise price of the options was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

### Insurance Liabilities

The Company is primarily self-insured for health care, workers' compensation and general liability costs. Accordingly, provisions are made for the Company's actuarially determined estimates of discounted future claim costs for such risks. Imputed interest expense related to these liabilities was $2 million in 2001 and $1 million in both 2000 and 1999.

### Reclassifications

Certain balances in prior fiscal years have been reclassified to conform to the presentation adopted in the current year.

## 2. Discontinued Operations

On January 23, 2001, the Company announced that it was exiting its 694 store Northern Group segment. The Company recorded a charge to earnings of $252 million before-tax, or $294 million after-tax, in 2000 for the loss on disposal of the segment. Major components of the charge included expected cash outlays for lease buyouts and real estate disposition costs of $68 million, severance and personnel related costs of $23 million and operating losses and other exit costs from the measurement date through the expected date of disposal of $24 million. Non-cash charges included the realization of a $118 million currency translation loss, resulting from the movement in the Canadian dollar during the period the Company held its investment in the segment and asset write-offs of $19 million. The Company also recorded a tax benefit for the liquidation of the Northern U.S. stores of $42 million, which was offset by a valuation allowance of $84 million to reduce the deferred tax assets related to the Canadian operations to an amount that is more likely than not to be realized.

In the first quarter of 2001, the Company recorded a tax benefit of $5 million as a result of the implementation of tax planning strategies related to the discontinuance of the Northern Group. During the second quarter, the Company completed the liquidation of the 324 stores in the United States and recorded a charge to earnings of $12 million before-tax, or $19 million after-tax. The charge comprised the write-down of the net assets of the Canadian business to their net realizable value pursuant to the pending transaction, which was partially offset by reduced severance costs as a result of the transaction and favorable results from the liquidation of the U.S. stores and real estate disposition activity. On September 28, 2001, the Company completed the stock transfer of the 370 Northern Group stores in Canada, through one of its wholly-owned subsidiaries for approximately CAD$59 million (approximately US$38 million) which was paid in the form of a note (the "Note"). The net amount of the assets and liabilities of the former operations have been written down to the estimated fair value of the Note. The purchaser will operate the Northern Group stores, from which the repayment of the Note will be made. The transaction has been accounted for as a "transfer of assets and liabilities under contractual arrangement" as no cash proceeds were received and the consideration comprised the Note, the repayment of which is dependent on the future successful operations of the business. The assets and liabilities related to the former operations have been presented under the balance sheet captions as "Assets of business transferred under contractual arrangement (note receivable)" and "Liabilities of business transferred under contractual arrangement."

The Note is required to be repaid upon the occurrence of "payment events," as defined in the purchase agreement, but no later than September 28, 2008, when the initial payment is due. Interest will accrue at 7.0 percent annually beginning on September 28, 2002 and is to be paid semi-annually. Additional payments to the Company may be required in accordance with the agreement through September 28, 2026 should a payment event occur. The purchaser agreed to obtain a revolving line of credit with a lending institution, satisfactory to the Company, in an amount not less than CAD $25 million (approximately US$17 million). The Company also entered into a credit agreement with the purchaser to provide a revolving credit facility to be used to fund its working capital needs. The facility is available up to a maximum of CAD$5 million (approximately US$3 million), and will expire on December 31, 2002. The Company has subordinated its interest to permitted encumbrances as defined in the credit agreement.

In the fourth quarter of 2001, the Company further reduced its estimate for real estate costs by $5 million based on current negotiations, which was completely offset by increased severance, personnel and other disposition costs. Net disposition activity of $116 million in 2001 included real estate disposition activity of $46 million, severance of $8 million, asset impairments of $23 million, operating losses of $28 million, a $5 million interest expense allocation based on intercompany debt balances and other costs of $6 million. Of the remaining reserve balance of $11 million at February 2, 2002, $5 million is expected to be utilized within twelve months and the remaining $6 million thereafter.

The net loss from discontinued operations for 2000 and 1999 represents sales of $335 million and $407 million, respectively, and includes interest expense allocations of $10 million and $6 million, respectively, based on intercompany debt balances. The net loss from discontinued operations includes restructuring charges of $3 million and $59 million in 2000 and 1999, respectively, and long-lived asset impairment charges of $4 million in 2000.

In 1998, the Company exited both its International General Merchandise and Specialty Footwear segments. In the second quarter of 2001, the Company recorded a tax benefit of $1 million related to the settlement of tax liabilities in Germany. In the fourth quarter of 2001, the Company reached a final settlement regarding the 1994 Woolco sale transaction in Canada and recorded a charge of approximately $4 million pre-tax. There was no tax benefit related to the fourth quarter charge and both transactions were associated with the International General Merchandise segment. In 1997, the Company announced that it was exiting its Domestic General Merchandise segment. In the fourth quarter of 2001, the Company recorded a charge to the reserve of $3 million before-tax, or $2 million after-tax, reflecting revisions to original estimates for legal costs associated with exiting the segment. The remaining reserve balances totaled $27 million as of February 2, 2002, $11 million of which is expected to be utilized within twelve months and the remaining $16 million thereafter.

The major components of the pre-tax losses (gains) on disposal and disposition activity related to the reserves is presented below:

### Northern Group

| (in millions) | 2000 Charge/ (Income) | 2000 Net Usage | 2000 Balance | 2001 Charge/ (Income) | 2001 Net Usage | 2001 Balance |
|---|---|---|---|---|---|---|
| Realized loss on currency movement | $118 | $(118) | $— | $— | $ — | $— |
| Asset write-offs & impairments | 19 | (19) | — | 23 | (23) | — |
| Real estate & lease liabilities | 68 | — | 68 | (16) | (46) | 6 |
| Severance & personnel | 23 | — | 23 | (13) | (8) | 2 |
| Operating losses & other costs | 24 | — | 24 | 18 | (39) | 3 |
| Total | $252 | $(137) | $115 | $12 | $(116) | $11 |

### International General Merchandise

| (in millions) | 1998 Balance | 1999 Charge/ (Income) | 1999 Net Usage | 1999 Balance | 2000 Charge/ (Income) | 2000 Net Usage | 2000 Balance | 2001 Charge/ (Income) | 2001 Net Usage | 2001 Balance |
|---|---|---|---|---|---|---|---|---|---|---|
| Woolco | $— | $— | $— | $— | $— | $— | $— | $4 | $(4) | $— |
| The Bargain! Shop | 41 | (13) | (18) | 10 | 3 | (6) | 7 | — | (1) | 6 |
| Total | $41 | $(13) | $(18) | $10 | $ 3 | $(6) | $ 7 | $4 | $(5) | $ 6 |

### Specialty Footwear

| (in millions) | 1998 Balance | 1999 Charge/ (Income) | 1999 Net Usage | 1999 Balance | 2000 Charge/ (Income) | 2000 Net Usage | 2000 Balance | 2001 Charge/ (Income) | 2001 Net Usage | 2001 Balance |
|---|---|---|---|---|---|---|---|---|---|---|
| Lease liabilities | $ 76 | $(34) | $(27) | $15 | $ 1 | $ (7) | $ 9 | $ — | $(2) | $7 |
| Operating losses & other costs | 26 | (5) | (8) | 13 | (6) | (4) | 3 | — | (1) | 2 |
| Inventory liquidation | 2 | — | (2) | — | — | — | — | — | — | — |
| Fixed asset write-offs | 11 | (2) | (9) | — | — | — | — | — | — | — |
| Severance & personnel | 6 | (4) | (2) | — | — | — | — | — | — | — |
| Total | $121 | $(45) | $(48) | $28 | $(5) | $(11) | $12 | $— | $(3) | $9 |

### Domestic General Merchandise

| (in millions) | 1998 Balance | 1999 Charge/ (Income) | 1999 Net Usage | 1999 Balance | 2000 Charge/ (Income) | 2000 Net Usage | 2000 Balance | 2001 Charge/ (Income) | 2001 Net Usage | 2001 Balance |
|---|---|---|---|---|---|---|---|---|---|---|
| Lease liabilities | $21 | $18 | $(23) | $16 | $4 | $(4) | $16 | $— | $(6) | $10 |
| Legal and other costs | 14 | 3 | (10) | 7 | — | (5) | 2 | 3 | (3) | 2 |
| Total | $35 | $21 | $(33) | $23 | $4 | $(9) | $18 | $ 3 | $(9) | $12 |

The results of operations and assets and liabilities for the Northern Group segment, the International General Merchandise segment, the Specialty Footwear segment and the Domestic General Merchandise segment have been classified as discontinued operations for all periods presented in the Consolidated Statements of Operations and Consolidated Balance Sheets.

Presented below is a summary of the net assets of discontinued operations, excluding those transferred under contractual arrangement, at February 2, 2002 and February 3, 2001. The Northern Group's assets at February 2, 2002 comprised inventory, fixed assets and other current assets. The Northern Group's liabilities at February 2, 2002, comprised accounts payable, restructuring reserves and other accrued liabilities. The assets of the Specialty Footwear and Domestic General Merchandise segments consisted primarily of fixed assets and deferred tax assets and liabilities reflect accrued liabilities.

| (in millions) | Northern Group | Specialty Footwear | Domestic General Merchandise | Total |
|---|---|---|---|---|
| **2001** | | | | |
| Assets | $ 1 | $2 | $8 | $11 |
| Liabilities | 3 | 1 | 3 | 7 |
| Net assets (liabilities) of discontinued operations | $ (2) | $1 | $5 | $ 4 |
| **2000** | | | | |
| Assets | $64 | $3 | $8 | $75 |
| Liabilities | 33 | 1 | 4 | 38 |
| Net assets of discontinued operations | $31 | $2 | $4 | $37 |

## 3. Restructuring Reserves

### 1999 Restructuring

Total restructuring charges of $96 million before-tax were recorded in 1999 for the Company's restructuring program. In the second quarter of 1999, the Company announced its plan to sell or liquidate eight non-core businesses: The San Francisco Music Box Company, Randy River Canada, Foot Locker Outlets, Colorado, Team Edition, Going to the Game!, Weekend Edition and Burger King and Popeye's franchises. In the fourth quarter of 1999, the Company announced a further restructuring plan, which included an accelerated store closing program in the United States, Canada and Asia, corporate headcount reduction and a distribution center shutdown.

During 1999, the Company recorded restructuring charges of $63 million pre-tax, or $38 million after-tax, associated with its plan to sell or liquidate the eight non-core businesses. Throughout 2000, the disposition of Randy River Canada, Foot Locker Outlets, Colorado, Going to the Game!, and Weekend Edition and the accelerated store closing programs were essentially completed and the Company recorded additional restructuring charges of $8 million. In the third quarter of 2000, management decided to continue to operate Team Edition as a manufacturing business, primarily as a result of the resurgence of the screen print business. In the second quarter of 2001, the Company recorded a restructuring charge of approximately $32 million before-tax, or $22 million after-tax, as a result of the terms of the pending sale of The San Francisco Music Box Company. The sale was completed on November 13, 2001, for cash proceeds of approximately $14 million. In addition, on October 10, 2001, the Company completed the sale of assets related to its Burger King and Popeye's franchises for cash proceeds of approximately $5 million. In connection with these dispositions, the Company recorded a restructuring charge of approximately $1 million before-tax in the third quarter of 2001. The remaining reserve balance at February 2, 2002 totaled $4 million, $3 million of which is expected to be utilized within twelve months.

The 1999 accelerated store-closing program comprised all remaining Foot Locker stores in Asia and 150 stores in the United States and Canada. Total restructuring charges of $13 million were recorded and the program was essentially completed in 2000. During 2000, management decided to continue to operate 32 stores included in the program as a result of favorable lease renewal terms offered during negotiations with landlords. The impact on the reserve was not significant and was, in any event, offset by lease buy-out costs for other stores in excess of original estimates. Of the original 1,400 planned terminations associated with the store-closing program, approximately 200 positions were retained as a result of the continued operation of the 32 stores.

In connection with the disposition of several of its non-core businesses, the Company reduced sales support and corporate staff by over 30 percent, reduced divisional staff and consolidated the management of Kids Foot Locker and Lady Foot Locker into one organization. In addition, the Company closed its Champs Sports distribution center in Maumelle, Arkansas and consolidated its operations with the Foot Locker facility located in Junction City, Kansas. Total restructuring charges of $20 million were recorded in 1999 and approximately 400 positions were eliminated. In 2000, the Company recorded a reduction to the corporate reserve of $7 million, $5 million of which related to the agreement to sublease its Maumelle distribution center and sell the associated fixed assets, which had been impaired in 1999, for proceeds of approximately $3 million. A further $2 million reduction reflected better than anticipated real estate and severance payments. In the fourth quarter of 2001, the Company entered into negotiations to terminate the leased Maumelle distribution center in 2002 and recorded a $1 million restructuring charge.

Included in the consolidated results of operations are sales of $54 million, $139 million and $353 million and operating losses of $12 million, $4 million and $40 million in 2001, 2000 and 1999, respectively, for the above non-core businesses and under-performing stores, excluding Team Edition.

Inventory, fixed assets and other long-lived assets of all businesses to be exited have been valued at the lower of cost or net realizable value. These assets, totaling $31 million as of February 3, 2001, were reclassified as assets held for disposal in the Consolidated Balance Sheet. As previously mentioned, the assets of Team Edition were not reflected as assets held for disposal as of February 3, 2001 as management had decided to retain its operations. As of February 2, 2002, the disposition of all businesses previously held for disposal was completed.

The components of the restructuring charges and disposition activity related to the reserves is presented below:

### Non-Core Businesses

| | 1999 | | | 2000 | | | 2001 | | |
|---|---|---|---|---|---|---|---|---|---|
| (in millions) | Charge/ (Income) | Net Usage | Balance | Charge/ (Income) | Net Usage | Balance | **Charge/ (Income)** | **Net Usage** | **Balance** |
| Real estate | $20 | $ (4) | $16 | $ 1 | $(13) | $ 4 | **$—** | **$ (3)** | **$ 1** |
| Inventory | 11 | (11) | — | — | — | — | **—** | **—** | **—** |
| Asset impairment | 21 | (21) | — | 5 | (5) | — | **30** | **(30)** | **—** |
| Severance & personnel | 2 | — | 2 | 3 | (3) | 2 | **—** | **(2)** | **—** |
| Other disposition costs | 9 | (3) | 6 | (1) | (2) | 3 | **3** | **(3)** | **3** |
| Total | $63 | $(39) | $24 | $ 8 | $(23) | $ 9 | **$33** | **$(38)** | **$ 4** |

### Accelerated Store-Closing Program

| | 1999 | | | 2000 | | | 2001 | | |
|---|---|---|---|---|---|---|---|---|---|
| (in millions) | Charge/ (Income) | Net Usage | Balance | Charge/ (Income) | Net Usage | Balance | **Charge/ (Income)** | **Net Usage** | **Balance** |
| Real estate | $ 3 | $— | $3 | $— | $(3) | $— | **$—** | **$—** | **$—** |
| Inventory | — | — | — | — | — | — | **—** | **—** | **—** |
| Asset impairment | 8 | (8) | — | — | — | — | **—** | **—** | **—** |
| Severance & personnel | 1 | — | 1 | — | (1) | — | **—** | **—** | **—** |
| Other disposition costs | 1 | — | 1 | — | (1) | — | **—** | **—** | **—** |
| Total | $13 | $(8) | $5 | $— | $(5) | $— | **$—** | **$—** | **$—** |

### Corporate Overhead and Logistics

| | 1999 | | | 2000 | | | 2001 | | |
|---|---|---|---|---|---|---|---|---|---|
| (in millions) | Charge/ (Income) | Net Usage | Balance | Charge/ (Income) | Net Usage | Balance | **Charge/ (Income)** | **Net Usage** | **Balance** |
| Real estate | $ 3 | $— | $ 3 | $ (1) | $ (2) | $— | **$ 1** | **$ —** | **$ 1** |
| Inventory | — | — | — | — | — | — | **—** | **—** | **—** |
| Asset impairment | 2 | (2) | — | — | — | — | **—** | **—** | **—** |
| Severance & personnel | 14 | (3) | 11 | (1) | (8) | 2 | **—** | **(2)** | **—** |
| Other disposition costs | 1 | — | 1 | (5) | 4 | — | **—** | **—** | **—** |
| Total | $20 | $ (5) | $15 | $ (7) | $ (6) | $ 2 | **$ 1** | **$ (2)** | **$ 1** |

### Total Restructuring Reserves

| | 1999 | | | 2000 | | | 2001 | | |
|---|---|---|---|---|---|---|---|---|---|
| (in millions) | Charge/ (Income) | Net Usage | Balance | Charge/ (Income) | Net Usage | Balance | **Charge/ (Income)** | **Net Usage** | **Balance** |
| Real estate | $26 | $ (4) | $22 | $— | $(18) | $ 4 | **$ 1** | **$ (3)** | **$ 2** |
| Inventory | 11 | (11) | — | — | — | — | **—** | **—** | **—** |
| Asset impairment | 31 | (31) | — | 5 | (5) | — | **30** | **(30)** | **—** |
| Severance & personnel | 17 | (3) | 14 | 2 | (12) | 4 | **—** | **(4)** | **—** |
| Other disposition costs | 11 | (3) | 8 | (6) | 1 | 3 | **3** | **(3)** | **3** |
| Total | $96 | $(52) | $44 | $ 1 | $(34) | $11 | **$34** | **$(40)** | **$ 5** |

### 1993 Repositioning and 1991 Restructuring Reserves

The Company recorded charges of $558 million in 1993 and $390 million in 1991 to reflect the anticipated costs to sell or close under-performing specialty and general merchandise stores in the United States and Canada. Under the 1993 repositioning program, approximately 970 stores were identified for closing. Approximately 900 stores were closed under the 1991 restructuring program.

Payments charged to the reserve, net of sublease income, amounted to $3 million in 2001 and 1999 and $4 million in 2000. Imputed interest expense on the net present value of lease obligations was $1 million in 2000 and $2 million in 1999. Operating results in 1999 included an adjustment of $11 million, which primarily reflected sublease and other income relating to owned and leased properties. The remaining reserve balance of $3 million at February 2, 2002 is required to satisfy future lease obligations and cancellations of $1 million and facilities-related costs of $2 million. Of the remaining reserve balance, $2 million is expected to be paid in 2002.

## 4. Other Income

Other income included real estate gains from the sale of corporate properties of $1 million and $11 million, respectively, in 2001 and 2000. Other income in 2000 also reflected a $6 million gain associated with the demutualization of the Metropolitan Life Insurance Company, offset by a $1 million adjustment to the 1998 gain on sale of the Garden Centers nursery business.

In 1999, the Company completed the sale of the assets of its Afterthoughts retail chain for gross proceeds of $250 million and recorded a gain of $164 million before-tax, or $100 million after-tax, from the sale, which was increased by $1 million in 2001. The Company also completed the public offering of 100 percent of its holding in Colorado Group, Ltd., in Australia in 1999 for gross proceeds of $75 million, which included the repayment of a $20 million intercompany loan and recorded a pre-tax gain of $13 million to continuing operations. Included in the consolidated results of operations are sales of $184 million and operating profit of $10 million in 1999 for Afterthoughts and Colorado. In addition, the Company recorded real estate gains of $29 million related to the sale of other corporate properties and a net gain of $17 million in connection with terminating the lease of its former corporate headquarters building in New York.

## 5. Impairment of Long-Lived Assets

The Company recorded non-cash pre-tax asset impairment charges of $30 million, $5 million and $31 million, related to assets held for sale in 2001, 2000 and 1999, respectively. The charges recorded in 2001 and 2000 primarily related to the disposition of The San Francisco Music Box Company, which was sold in 2001. The $31 million charge in 1999 in connection with the Company's restructuring program represented impairment of goodwill of $5 million and other long-lived assets such as properties, store fixtures and leasehold improvements of $26 million. Of the total impairment loss recognized, $28 million related to Athletic Stores. Corporate assets and formats included in the "All Other" category were impaired by $2 million and $1 million, respectively. The impairment losses were included in the net restructuring charges of $34 million, $1 million and $85 million recorded in 2001, 2000 and 1999, respectively.

In addition, the Company recorded non-cash pre-tax charges in selling, general and administrative expenses of approximately $2 million and $8 million in 2001 and 1999, respectively, which represented impairment of long-lived assets such as properties, store fixtures and leasehold improvements related to Athletic Stores. Corporate expense also included a $5 million charge in 1999 related to the impairment of capitalized software.

## 6. Segment Information

The Company has determined that its reportable segments are those that are based on its method of internal reporting, which disaggregates its business by product category. As of February 2, 2002, the Company has two reportable segments, Athletic Stores, which sells athletic footwear and apparel through its various retail stores and Direct to Customers, which includes the Company's catalogs and Internet business. All formats presented as "All Other" were disposed of as of February 2, 2002.

The accounting policies of both segments are the same as those described in the "Summary of Significant Accounting Policies." The Company evaluates performance based on several factors, of which the primary financial measure is operating results. Operating results reflects income from continuing operations before income taxes, net corporate expense and net interest expense.

### Sales

| (in millions) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Athletic Stores | **$3,999** | $3,954 | $3,705 |
| Direct to Customers | **326** | 279 | 217 |
| | **4,325** | 4,233 | 3,922 |
| All Other | **54** | 123 | 341 |
| Total sales | **$4,379** | $4,356 | $4,263 |

### Operating Results

| (in millions) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Athletic Stores[1] | **$283** | $271 | $ 14 |
| Direct to Customers | **24** | 1 | 3 |
| | **307** | 272 | 17 |
| All Other[2] | **(44)** | (12) | 174 |
| Operating profit | **263** | 260 | 191 |
| Corporate expense, net[3] | **64** | 62 | 43 |
| Interest expense, net | **24** | 22 | 51 |
| Income from continuing operations before income taxes | **$175** | $176 | $ 97 |

(1) 2000 includes a $4 million reduction in the 1999 restructuring charge. 1999 includes restructuring charges of $71 million ($11million recorded in cost of sales), offset by Colorado gain of $13 million.

(2) 2001 includes restructuring charges of $33 million, offset by a $1 million adjustment to the Afterthoughts gain. 2000 includes restructuring charges of $11 million. 1999 includes Afterthoughts gain of $164 million, offset by restructuring charges of $4 million.

(3) 2001 and 1999 include restructuring charges of $1 million and $21 million, respectively. 2000 includes a $6 million reduction in the 1999 restructuring charge.

| | Depreciation and Amortization | | | Capital Expenditures | | | Total Assets | | |
|---|---|---|---|---|---|---|---|---|---|
| (in millions) | 2001 | 2000 | 1999 | 2001 | 2000 | 1999 | 2001 | 2000 | 1999 |
| Athletic Stores | **$115** | $113 | $118 | **$106** | $66 | $103 | **$1,466** | $1,359 | $1,438 |
| Direct to Customers | **11** | 9 | 8 | **4** | 7 | 2 | **179** | 175 | 159 |
| | **126** | 122 | 126 | **110** | 73 | 105 | **1,645** | 1,534 | 1,597 |
| All Other | | | 10 | | 1 | 12 | | 36 | 56 |
| Corporate | **28** | 29 | 33 | **6** | 20 | 35 | **611** | 633 | 739 |
| Assets of business transferred under contractual arrangement | | | | | | | **30** | | |
| Discontinued operations, net | | | | | | | **4** | 37 | 55 |
| Total Company | **$154** | $151 | $169 | **$116** | $94 | $152 | **$2,290** | $2,240 | $2,447 |

Sales and long-lived asset information by geographic area as of and for the fiscal years ended February 2, 2002, February 3, 2001 and January 30, 1999 are presented below. Sales are attributed to the country in which the sales originate, which is where the legal subsidiary is domiciled. Long-lived assets reflect property and equipment. No individual country included in the International category is significant.

### Sales

| (in millions) | 2001 | 2000 | 1999 |
|---|---|---|---|
| United States | **$3,686** | $3,756 | $3,663 |
| International | **693** | 600 | 600 |
| Total sales | **$4,379** | $4,356 | $4,263 |

### Long-Lived Assets

| (in millions) | 2001 | 2000 | 1999 |
|---|---|---|---|
| United States | **$549** | $610 | $682 |
| International | **88** | 74 | 72 |
| Total long-lived assets | **$637** | $684 | $754 |

## 7. Merchandise Inventories

| (in millions) | 2001 | 2000 |
|---|---|---|
| LIFO inventories | **$622** | $584 |
| FIFO inventories | **171** | 146 |
| Total merchandise inventories | **$793** | $730 |

LIFO inventories, calculated on a FIFO basis, would not differ significantly.

## 8. Other Current Assets

| (in millions) | 2001 | 2000 |
|---|---|---|
| Net receivables | **$ 31** | $ 33 |
| Operating supplies and prepaid expenses | **31** | 28 |
| Deferred taxes | **40** | 46 |
| | **$102** | $107 |

## 9. Property and Equipment, net

| (in millions) | 2001 | 2000 |
|---|---|---|
| **Land** | **$ 3** | $ 3 |
| **Buildings:** | | |
| Owned | **34** | 33 |
| Leased | **2** | 2 |
| **Furniture, fixtures and equipment:** | | |
| Owned | **944** | 916 |
| Leased | **19** | 28 |
| | **1,002** | 982 |
| Less: accumulated depreciation | **(597)** | (518) |
| | **405** | 464 |
| **Alterations to leased and owned buildings, net of accumulated amortization** | **232** | 220 |
| | **$ 637** | $ 684 |

## 10. Other Assets

| (in millions) | 2001 | 2000 |
|---|---|---|
| Lease acquisition costs | **$ 67** | $ 63 |
| Pension benefits | **—** | 56 |
| Investments and notes receivable | **23** | 23 |
| Income taxes receivable | **15** | 11 |
| Other | **18** | 15 |
| | **$123** | $168 |

## 11. Accrued Liabilities

| (in millions) | 2001 | 2000 |
|---|---|---|
| Incentive bonuses | **$ 32** | $ 47 |
| Other payroll and related costs | **37** | 41 |
| Taxes other than income taxes | **22** | 17 |
| Income taxes payable | **6** | 24 |
| Store closings and real estate related costs | **16** | 17 |
| Pension and postretirement benefits | **9** | 9 |
| Other operating costs | **89** | 78 |
| | **$211** | $233 |

## 12. Short-Term Debt

At February 2, 2002, the Company had unused domestic lines of credit of $171 million, pursuant to a $190 million unsecured revolving credit agreement, which also provided for $19 million outstanding standby letters of credit. The Company has additional informal agreements with certain banks in the United States and internationally.

On June 8, 2001, the Company amended its revolving credit agreement with several lending institutions, which included the reduction of the facility available for general corporate purposes from $300 million to $190 million. The agreement includes various restrictive covenants with which the Company is in compliance. Interest is determined at the time of borrowing based on variable rates and the Company's fixed charge coverage ratio, as defined in the agreement. The rates range from LIBOR plus 2.125 percent to LIBOR plus 2.375 percent. Up-front fees paid and direct costs incurred to amend the agreement are amortized over the life of the facility on a pro-rata basis. In addition, the Company paid quarterly facility fees of 0.625 percent on the unused portion based on the Company's 2001 fixed charge coverage ratio. There were no short-term borrowings during substantially all of 2001. The facility will expire in June 2004.

Interest expense, including facility fees, related to short-term debt was $4 million in 2001, $12 million in 2000 and $23 million in 1999.

## 13. Long-Term Debt and Obligations under Capital Leases

On June 8, 2001, the Company completed its offering of $125 million of subordinated convertible notes due 2008 and an option to exercise an additional $25 million was completed by July 9, 2001. The notes bear interest at 5.50% and are convertible into the Company's common stock at the option of the holder, at a conversion price of $15.806 per share. The Company may redeem all or a portion of the notes at any time on or after June 4, 2004. The net proceeds of the proposed offering are being used for working capital and general corporate purposes and to reduce reliance on bank financing. The registration of the notes on Form S-3 became effective on August 1, 2001. In 2001, the Company repaid the $50 million 6.98% medium-term notes that matured in October in addition to purchasing and retiring $8 million of the $40 million 7.00% medium-term notes payable in October 2002.

Following is a summary of long-term debt and obligations under capital leases:

| (in millions) | 2001 | 2000 |
|---|---|---|
| 8.50% debentures payable 2022 | **$200** | $200 |
| 5.50% convertible notes payable 2008 | **150** | — |
| 7.00% medium-term notes payable 2002 | **32** | 40 |
| 6.98% medium-term notes payable 2001 | **—** | 50 |
| Total long-term debt | **382** | 290 |
| Obligations under capital leases | **17** | 23 |
| | **399** | 313 |
| Less: Current portion | **34** | 54 |
| | **$365** | $259 |

Maturities of long-term debt and minimum rent payments under capital leases in future periods are:

| (in millions) | Long-Term Debt | Capital Leases | Total |
|---|---|---|---|
| 2002 | $ 32 | $ 2 | $ 34 |
| Beyond 2006 | 350 | 15 | 365 |
| | 382 | 17 | 399 |
| Less: Current portion | 32 | 2 | 34 |
| | $350 | $15 | $365 |

Interest expense related to long-term debt and capital lease obligations, including the amortization of the associated debt issuance costs, was $29 million in 2001, $27 million in 2000 and $39 million in 1999.

## 14. Leases

The Company is obligated under capital and operating leases for a major portion of its store properties. Some of the store leases contain purchase or renewal options with varying terms and conditions. Management expects that in the normal course of business, expiring leases will generally be renewed or, upon making a decision to relocate, replaced by leases on other premises. Operating lease periods generally range from 5 to 10 years. Certain leases provide for additional rent payments based on a percentage of store sales. The present value of operating leases is discounted using various interest rates ranging from 6 percent to 13 percent.

Rent expense consists of the following:

| (in millions) | **2001** | 2000 | 1999 |
|---|---|---|---|
| Rent | **$475** | $464 | $510 |
| Contingent rent based on sales | **11** | 12 | 9 |
| Sublease income | **(1)** | (1) | — |
| Total rent expense | **$485** | $475 | $519 |

Future minimum lease payments under non-cancelable operating leases are:

| (in millions) | |
|---|---|
| 2002 | $ 330 |
| 2003 | 295 |
| 2004 | 261 |
| 2005 | 234 |
| 2006 | 210 |
| Thereafter | 583 |
| Total operating lease commitments | $1,913 |
| Present value of operating lease commitments | $1,372 |

## 15. Other Liabilities

| (in millions) | **2001** | 2000 |
|---|---|---|
| Postretirement benefits | **$148** | $162 |
| Pension benefits | **144** | 24 |
| Reserve for discontinued operations | **22** | 76 |
| Deferred taxes | **6** | 8 |
| Repositioning and restructuring reserves | **2** | 4 |
| Other | **60** | 54 |
| | **$382** | $328 |

## 16. Financial Instruments and Risk Management

### Foreign Exchange Risk Management

The Company operates internationally and utilizes certain derivative financial instruments to mitigate its foreign currency exposures, primarily related to third-party and intercompany forecasted transactions. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and the methods of assessing hedge effectiveness and hedge ineffectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction would not occur, the gain or loss would be recognized in earnings immediately. No such gains or losses were recognized in earnings during the year ended February 2, 2002. Derivative financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. The Company does not hold derivative financial instruments for trading or speculative purposes.

The primary currencies to which the Company is exposed are the euro, the British Pound and the Canadian Dollar. When using a forward contract as a hedging instrument, the Company excludes the time value from the assessment of effectiveness. The change in a forward contract's time value is reported in earnings. For forward foreign exchange contracts designated as cash flow hedges of inventory, the effective portion of gains and losses is deferred as a component of accumulated other comprehensive loss and is recognized as a component of cost of sales when the related inventory is sold. The effective portion of gains and losses associated with other forward contracts is deferred as a component of accumulated other comprehensive loss until the underlying hedged transaction is reported in earnings. The changes in fair value of forward contracts and option contracts that do not qualify as hedges are recorded in earnings.

The ineffectiveness related to cash flow hedges and the change in fair value of derivative financial instruments designated as hedges in 2001 was not material. Other comprehensive income of approximately $1 million, reflecting the impact of adoption of SFAS No. 133 at February 4, 2001, was substantially reclassified to earnings in 2001. The Company is hedging forecasted transactions for no more than the next twelve months and expects all derivative-related amounts reported in accumulated other comprehensive loss to be reclassified to earnings within twelve months. In 2001, the Company also recorded a loss of approximately $1 million for the change in fair value of derivative instruments not designated as hedges, which was offset by a foreign exchange gain related to the underlying transactions.

### Fair Value of Financial Instruments

The carrying value and estimated fair value of long-term debt was $382 million and $380 million, respectively, at February 2, 2002, and $290 million and $233 million, respectively, at February 3, 2001. The carrying value and estimated fair value of long-term investments and notes receivable was $23 million and $20 million, respectively, at February 2, 2002, and $23 million and $19 million, respectively, at February 3, 2001. The carrying value of cash and cash equivalents approximates their fair value.

### Business Risk

The retailing business is highly competitive. Price, quality and selection of merchandise, reputation, store location, advertising and customer service are important competitive factors in the Company's business. The Company purchases merchandise from hundreds of vendors worldwide. In 2001, the Company purchased approximately 47.0 percent of its athletic merchandise from one major vendor. The Company considers vendor relations to be satisfactory.

## 17. Income Taxes

Following are the domestic and international components of pre-tax income from continuing operations:

| (in millions) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Domestic | $113 | $136 | $72 |
| International | 62 | 40 | 25 |
| Total pre-tax income | $175 | $176 | $97 |

The income tax provision consists of the following:

| (in millions) | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Current:** | | | |
| Federal | $ 7 | $22 | $28 |
| State and local | (5) | 9 | 5 |
| International | 24 | 17 | 5 |
| Total current tax provision | 26 | 48 | 38 |
| **Deferred:** | | | |
| Federal | 32 | 18 | (7) |
| State and local | 7 | (2) | (5) |
| International | (1) | 5 | 12 |
| Total deferred tax provision | 38 | 21 | — |
| Total income tax provision | $64 | $69 | $38 |

Provision has been made in the accompanying Consolidated Statements of Operations for additional income taxes applicable to dividends received or expected to be received from international subsidiaries. The amount of unremitted earnings of international subsidiaries, for which no such tax is provided and which is considered to be permanently reinvested in the subsidiaries, totaled $95 million at February 2, 2002.

A reconciliation of the significant differences between the federal statutory income tax rate and the effective income tax rate on pre-tax income from continuing operations is as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Federal statutory income tax rate | 35.0% | 35.0% | 35.0% |
| State and local income taxes, net of federal tax benefit | 3.5 | 3.0 | — |
| International income taxed at varying rates | (1.0) | 12.0 | 3.3 |
| Foreign tax credit utilization | (0.8) | (15.0) | (1.2) |
| Increase in valuation allowance | — | 3.0 | 1.2 |
| Change in Canadian tax rates | 1.1 | — | — |
| State and local tax settlements | (4.1) | — | — |
| Goodwill amortization | 1.5 | 2.0 | 3.1 |
| Basis differential on disposition of foreign assets | — | — | (5.8) |
| Targeted jobs credit | (0.5) | (2.0) | — |
| Other, net | 1.9 | 1.0 | 3.4 |
| Effective income tax rate | 36.6% | 39.0% | 39.0% |

Items that gave rise to significant portions of the deferred tax accounts are as follows:

| (in millions) | 2001 | 2000 |
|---|---|---|
| **Deferred tax assets:** | | |
| Tax loss/credit carryforwards | $160 | $138 |
| Employee benefits | 131 | 81 |
| Reserve for discontinued operations | 10 | 46 |
| Repositioning and restructuring reserves | 5 | 13 |
| Property and equipment | 97 | 140 |
| Allowance for returns and doubtful accounts | 6 | 8 |
| Straight-line rent | 9 | 9 |
| Other | 36 | 59 |
| Total deferred tax assets | 454 | 494 |
| Valuation allowance | (148) | (201) |
| Total deferred tax assets, net | 306 | 293 |
| **Deferred tax liabilities:** | | |
| Inventories | 18 | 20 |
| Other | 3 | 4 |
| Total deferred tax liabilities | 21 | 24 |
| Net deferred tax asset | $285 | $269 |
| **Balance Sheet caption reported in:** | | |
| Deferred taxes | $251 | $231 |
| Other current assets | 40 | 46 |
| Other liabilities | (6) | (8) |
| | $285 | $269 |

As of February 2, 2002, the Company had a valuation allowance of $148 million to reduce its deferred tax assets to an amount that is more likely than not to be realized. The valuation allowance primarily relates to the deferred tax assets arising from state tax loss carryforwards, tax loss carryforwards of certain foreign operations, foreign tax credit carryforwards and capital loss carryforwards and unclaimed tax depreciation of the Canadian operations. The net change in the total valuation allowance for the year ended February 2, 2002, was principally due to the Canadian operations, including tax rate changes on those assets that had a full valuation allowance and the expiration of Canadian losses with a full valuation allowance. Adjustments from tax exams relating to foreign tax credits and the expiration of certain foreign tax credits, both with a full valuation allowance, also contributed to the net change in the total valuation allowance.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are anticipated to reverse, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowances at February 2, 2002. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

At February 2, 2002, the Company's tax loss/credit carryforwards included international operating loss carryforwards with a potential tax benefit of $23 million. Those expiring between 2002 and 2009 are $21 million and those that do not expire are $2 million. The Company also had a federal net operating loss with a potential tax benefit of $29 million as well as state net operating loss carryforwards with a potential tax benefit of $49 million, which principally related to the 16 states where the Company does not file a combined return. These loss carryforwards expire between 2002 and 2020. Foreign tax credits of approximately $37 million expiring between 2002 and 2009 are also available to the Company. The Company had U.S. Federal alternative minimum tax credits of approximately $12 million, which do not expire.

## 18. Retirement Plans and Other Benefits

### Pension and Other Postretirement Plans

The Company has defined benefit pension plans covering most of its North American employees, which are funded in accordance with the provisions of the laws where the plans are in effect. Plan assets consist primarily of stocks, bonds and temporary investments. In addition to providing pension benefits, the Company sponsors postretirement medical and life insurance plans, which are available to most of its retired U.S. employees. These plans are contributory and are not funded.

The following tables set forth the plans' changes in benefit obligations and plan assets, funded status and amounts recognized in the Consolidated Balance Sheets:

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | **2001** | 2000 | **2001** | 2000 |
| **Change in benefit obligation** | | | | |
| Benefit obligation at beginning of year | **$ 647** | $662 | **$ 57** | $ 67 |
| Service cost | **8** | 8 | **—** | — |
| Interest cost | **45** | 49 | **3** | 4 |
| Plan participants' contributions | **—** | — | **4** | 6 |
| Actuarial (gain) loss | **27** | 10 | **(1)** | (8) |
| Foreign currency translation adjustments | **(5)** | (3) | **—** | — |
| Benefits paid | **(67)** | (79) | **(11)** | (12) |
| Plan amendment | **—** | — | **(15)** | — |
| Curtailment | **(1)** | — | **—** | — |
| Settlement | **1** | — | **—** | — |
| Benefit obligation at end of year | **$ 655** | $647 | **$ 37** | $ 57 |
| **Change in plan assets** | | | | |
| Fair value of plan assets at beginning of year | **$ 612** | $662 | | |
| Actual return on plan assets | **(48)** | 25 | | |
| Employer contribution | **7** | 7 | | |
| Foreign currency translation adjustments | **(4)** | (3) | | |
| Benefits paid | **(67)** | (79) | | |
| Fair value of plan assets at end of year | **$ 500** | $612 | | |
| **Funded status** | | | | |
| Funded status | **$(155)** | $(35) | **$ (37)** | $ (57) |
| Unrecognized prior service cost | **5** | 6 | **(13)** | — |
| Unrecognized net (gain) loss | **190** | 59 | **(105)** | (112) |
| Prepaid asset (accrued liability) | **$ 40** | $ 30 | **$(155)** | $(169) |
| **Balance Sheet caption reported in:** | | | | |
| Other assets | **$ —** | $ 56 | **$ —** | $ — |
| Other liabilities | **(144)** | (24) | **(148)** | (162) |
| Accrued liabilities | **(2)** | (2) | **(7)** | (7) |
| Accumulated other comprehensive income, pre-tax | **186** | — | **—** | — |
| | **$ 40** | $ 30 | **$(155)** | $(169) |

As of February 2, 2002, the accumulated benefit obligation for all pension plans, totaling $642 million, exceeded plan assets. As of February 3, 2001, the projected benefit obligation and accumulated benefit obligation for pension plans with accumulated benefit obligations in excess of plan assets were $24 million and $22 million, respectively.

In 2001, the Company recorded a curtailment and settlement loss for its Canadian pension plan, in connection with the discontinuance of the Northern Group. The net charge of approximately $1 million was charged to the reserve for discontinued operations.

## Principal Assumptions

| | Pension Benefits | | | Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | **2001** | 2000 | 1999 | **2001** | 2000 | 1999 |
| Weighted-average discount rate | **6.94%** | 7.44% | 7.93% | **7.00%** | 7.50% | 8.00% |
| Weighted-average rate of compensation increase | **3.54%** | 4.95% | 4.89% | — | 5.00% | 5.00% |
| Weighted-average expected long-term rate of return on assets | **8.87%** | 9.93% | 9.87% | | | |

The components of net benefit income are:

| (in millions) | Pension Benefits | | | Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | **2001** | 2000 | 1999 | **2001** | 2000 | 1999 |
| Service cost | **$ 8** | $ 8 | $ 7 | **$—** | $— | $— |
| Interest cost | **45** | 49 | 48 | **3** | 4 | 5 |
| Expected return on plan assets | **(58)** | (61) | (57) | **—** | — | — |
| Amortization of net asset at transition | **—** | — | (1) | **—** | — | — |
| Amortization of prior service cost | **1** | 1 | 1 | **(2)** | — | — |
| Amortization of net (gain) loss | **—** | (1) | 2 | **(9)** | (9) | (9) |
| Net benefit income | **$ (4)** | $ (4) | $ — | **$ (8)** | $(5) | $(4) |

Beginning in 2001, new retirees will be charged the full expected cost of the medical plan and existing retirees will incur 100 percent of the expected future increase in medical plan costs. The substantive plan change increased postretirement benefit income by approximately $3 million for 2001 and was recorded as a prior service cost. For measurement purposes, a 15.0 percent increase in the cost of covered health care benefits was assumed for 2001, which increased the accumulated postretirement benefit obligation by approximately $6 million at February 3, 2001, as compared with 8.0 percent for 2000. The rate was assumed to decline gradually to 5.0 percent in 2008 and remain at that level thereafter. In 2000, increases in age-related healthcare costs of approximately 4.0 percent up to age 65 and approximately flat thereafter, were assumed as compared with a flat 3.0 percent in 1999. The impact of this change on the accumulated postretirement benefit obligation at February 3, 2001 was a decrease of approximately $6 million.

In the fourth quarter of 1999, the Company changed the method for calculating the market-related value of plan assets for the U.S. qualified retirement plan used in determining the return on plan assets component of net pension expense and the accumulated unrecognized net loss subject to amortization. Under the previous accounting method, equity assets were valued based on a five-year moving average of investment gains and losses. Under the new method, equities are valued based on either a five-year or a three-year moving average of investment gains and losses, whichever value is closer to market value in each plan year. Under both new and previous methods, non-equity assets are valued at market value, and only the accumulated net loss, which exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets is subject to amortization. The Company believes the new method is preferable because it results in calculated plan asset values that more closely approximate fair value, while still mitigating the impact of annual market-value fluctuations. This change resulted in a non-cash benefit in 1999 of approximately $14 million before-tax, or $0.06 per diluted share, representing the cumulative effect of the accounting change related to years prior to 1999. The change was accounted for as if it had occurred at the beginning of the first quarter of 1999. The impact of the change resulted in lower pension expense in 1999 of $4.5 million before-tax, or $0.02 per diluted share as follows; $0.8 million in each of the first and second quarters; $1.8 million in the third quarter and $1.1 million in the fourth quarter.

## 401(k) Plan

The Company has a qualified 401(k) savings plan available to full-time employees who meet the plan's eligibility requirements. Effective January 1, 2002, this savings plan allows eligible employees to contribute up to 25 percent of their compensation on a pre-tax basis. Previously, the savings plan allowed eligible employees to contribute up to 15 percent. The Company matches 25 percent of the first 4 percent of the employees' contributions with Company stock. Such matching Company contributions are vested incrementally over 5 years. The charge to operations for the Company's matching contribution was $1.3 million, $1.2 million and $0.9 million in 2001, 2000 and 1999, respectively.

## 19. Stock Plans

Under the Company's 1998 Stock Option and Award Plan (the "1998 Plan"), options to purchase shares of common stock may be granted to officers and key employees at not less than the market price on the date of grant. Under the plan, the Company may grant officers and other key employees, including those at the subsidiary level, stock options, stock appreciation rights (SARs), restricted stock or other stock-based awards. Unless a longer period is established at the time of the option grant, up to one-half of each stock option grant may be exercised on each of the first two anniversary dates of the date of grant. Generally, for stock options granted beginning in 1996, one-third of each stock option grant becomes exercisable on each of the first three anniversary dates of the date of grant. The options terminate up to 10 years from the date of grant. In 2000, the Company amended the 1998 Plan to provide for awards of up to 12,000,000 shares of the Company's common stock. The number of shares reserved for issuance as restricted stock and other stock-based awards, as amended, cannot exceed 3,000,000 shares.

In addition, options to purchase shares of common stock remain outstanding under the Company's 1995 and 1986 stock option plans. The 1995 Stock Option and Award Plan (the "1995 Plan") is substantially the same as the 1998 Plan. The number of shares authorized for awards under the 1995 Plan is 6,000,000 shares. The number of shares reserved for issuance as restricted stock under the 1995 Plan is limited to 1,500,000 shares. Options granted under the 1986 Stock Option Plan (the "1986 Plan") generally become exercisable in two equal installments on the first and the second anniversaries of the date of grant. No further options may be granted under the 1986 Plan.

In 1996, the Company established the Directors' Stock Plan (the "Directors' Plan"). Under the Directors' Plan, non-employee directors receive 50 percent of their annual retainer in shares of common stock and may elect to receive up to 100 percent of their retainer in common stock. The maximum number of shares of common stock that may be issued under the Directors' Plan is 250,000 shares. In 2000, the Company established the Directors' Stock Option Plan (the "Directors' Option Plan"). Under the Directors' Option Plan, non-employee directors receive an annual stock option grant on the first business day of the fiscal year to purchase that number of shares of common stock having a value equal to $50,000 on the date of grant. Options are granted under the Directors' Option Plan at an exercise price equal to 100 percent of the market price at the date of the grant. Options are exercisable in three equal installments commencing on the first anniversary of the date of grant. The number of shares authorized for stock option grants under the Directors' Option Plan is 100,000 shares.

Under the Company's 1994 Employees Stock Purchase Plan, participating employees may contribute up to 10 percent of their annual compensation to acquire shares of common stock at 85 percent of the lower market price on one of two specified dates in each plan year. Of the 8,000,000 shares of common stock authorized for purchase under this plan, 649 participating employees purchased 216,594 shares in 2001. To date, a total of 1,253,853 shares have been purchased under this plan.

When common stock is issued under these plans, the proceeds from options exercised or shares purchased are credited to common stock to the extent of the par value of the shares issued and the excess is credited to additional paid-in capital. When treasury common stock is issued, the difference between the average cost of treasury stock used and the proceeds from options exercised or shares awarded or purchased is charged or credited, as appropriate, to either additional paid-in capital or retained earnings. The tax benefits relating to amounts deductible for federal income tax purposes, which are not included in income for financial reporting purposes, have been credited to additional paid-in capital.

The Financial Accounting Standards Board issued SFAS No. 123, which requires disclosure of the impact on earnings per share if the fair value method of accounting for stock-based compensation is applied for companies electing to continue to account for stock-based plans under APB No. 25. Accounting for the Company's grants for stock-based compensation during the three-year period ended February 2, 2002, in accordance with the fair value method provisions of SFAS No. 123 would have resulted in the following:

| (in millions, except per share amounts) | **2001** | 2000 | 1999 |
|---|---|---|---|
| Net income (loss): | | | |
| As reported | **$ 92** | $(240) | $ 48 |
| Pro forma | **$ 86** | $(243) | $ 43 |
| Basic earnings per share: | | | |
| As reported | **$0.66** | $(1.74) | $0.35 |
| Pro forma | **$0.62** | $(1.76) | $0.31 |
| Diluted earnings per share: | | | |
| As reported | **$0.64** | $(1.73) | $0.35 |
| Pro forma | **$0.61** | $(1.75) | $0.31 |

The fair values of the Company's various stock option and purchase plans were estimated at the grant date using a Black-Scholes option pricing model.

| | Stock Option Plans | | | Stock Purchase Plan | | |
|---|---|---|---|---|---|---|
| | **2001** | 2000 | 1999 | **2001** | 2000 | 1999 |
| Weighted-average risk free rate of interest | **4.17%** | 6.43% | 5.31% | **3.73%** | 5.36% | 7.12% |
| Expected volatility | **48%** | 55% | 45% | **40%** | 46% | 38% |
| Weighted-average expected award life | **2 years** | 2 years | 2 years | **.7 years** | .7 years | .7 years |
| Dividend yield | **—** | — | — | **—** | — | — |
| Weighted-average fair value | **$5.31** | $4.99 | $2.14 | **$4.42** | $2.86 | $2.80 |

The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because option valuation models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options, and the Company's options do not have the characteristics of traded options, the option valuation models do not necessarily provide a reliable measure of the fair value of its options.

The information set forth in the following table covers options granted under the Company's stock option plans:

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| (in thousands, except prices per share) | **Number of Shares** | **Weighted-Average Exercise Price** | Number of Shares | Weighted-Average Exercise Price | Number of Shares | Weighted-Average Exercise Price |
| Options outstanding at beginning of year | **7,696** | **$14.49** | 9,923 | $15.12 | 8,057 | $20.93 |
| Granted | **2,324** | **$12.81** | 2,167 | $10.50 | 3,739 | $ 5.17 |
| Exercised | **995** | **$ 7.28** | 811 | $ 5.17 | — | $ — |
| Expired or canceled | **1,468** | **$15.98** | 3,583 | $15.93 | 1,873 | $20.23 |
| Options outstanding at end of year | **7,557** | **$14.63** | 7,696 | $14.49 | 9,923 | $15.12 |
| Options exercisable at end of year | **4,371** | **$16.83** | 4,047 | $18.78 | 4,837 | $19.95 |
| Options available for future grant at end of year | **7,389** | | 8,652 | | 2,220 | |

The following table summarizes information about stock options outstanding and exercisable at February 2, 2002:

| (in thousands, except prices per share) | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Shares | Weighted-Average Remaining Contractual Life | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price |
| $4.53 to $8.03 | 1,136 | 7.3 | $ 5.21 | 806 | $ 5.34 |
| $8.69 to $11.91 | 1,999 | 8.2 | 11.16 | 680 | 10.54 |
| $12.99 to $21.88 | 2,599 | 7.1 | 14.42 | 1,062 | 16.31 |
| $22.19 to $30.38 | 1,823 | 4.8 | 24.61 | 1,823 | 24.61 |
| $4.53 to $30.38 | 7,557 | 6.9 | $14.63 | 4,371 | $16.83 |

## 20. Restricted Stock

Restricted shares of the Company's common stock may be awarded to certain officers and key employees of the Company. These awards fully vest after the passage of a restriction period, generally three to five years. Some awards are subject to early vesting if certain performance targets are met. There were 420,000, 100,000 and 1,255,000 restricted shares of common stock granted in 2001, 2000 and 1999, respectively. The market values of the shares at the date of grant amounted to $5.4 million in 2001, $0.6 million in 2000 and $8.4 million in 1999. The market values are recorded within shareholders' equity and are amortized as compensation expense over the related vesting periods. During 2001, 2000, and 1999, respectively, 270,000, 311,667, and 185,000 restricted shares were forfeited. The Company recorded compensation expense related to restricted shares of $1.6 million in 2001, $2.2 million in 2000 and $2.7 million in 1999.

## 21. Shareholder Rights Plan

Effective April 14, 1998, the Company issued one right for each outstanding share of common stock. Each right entitles a shareholder to purchase one two-hundredth of a share of Series B Participating Preferred Stock at an exercise price of $100, subject to adjustment. Generally, the rights become exercisable only if a person or group of affiliated or associated persons (i) becomes an "Interested Shareholder" as defined in Section 912 of the New York Business Corporation Law (an "Acquiring Person") or (ii) announces a tender or exchange offer that results in that person or group becoming an Acquiring Person, other than pursuant to an offer for all outstanding shares of the common stock of the Company which the Board of Directors determines not to be inadequate and to otherwise be in the best interests of, the Company and its shareholders. The Company will be able to redeem the rights at $0.01 per right at any time during the period prior to the 10th business day following the date a person or group becomes an Acquiring Person. The plan also has a qualifying offer provision.

Upon exercise of the right, each holder of a right will be entitled to receive common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the right. The rights, which cannot vote and cannot be transferred separately from the shares of common stock to which they are presently attached, expire on April 14, 2008 unless extended prior thereto by the Board, or earlier redeemed or exchanged by the Company.

## 22. Legal Proceedings

Legal proceedings pending against the Company or its consolidated subsidiaries consist of ordinary, routine litigation, including administrative proceedings, incident to the businesses of the Company, as well as litigation incident to the sale and disposition of businesses that have occurred in the past several years. Management does not believe that the outcome of such proceedings will have a significant effect on the Company's consolidated financial position, liquidity, or results of operations.

## 23. Commitments

In connection with the sale of various businesses, the Company may be obligated for certain lease commitments transferred to third parties pursuant to those sales. The Company is also operating certain stores for which lease agreements are in the process of being negotiated with landlords. Although there is no contractual commitment to make these payments, it is likely that a lease will be executed. Management believes that the resolution of such contingencies will not significantly affect the Company's consolidated financial position, liquidity, or results of operations.

## 24. Shareholder Information and Market Prices (Unaudited)

Foot Locker, Inc. common stock is listed on the New York and Amsterdam stock exchanges as well as on the Lausanne and Elektronische Börse Schweiz (EBS) stock exchanges in Switzerland. In addition, the stock is traded on the Boston, Cincinnati, Chicago, Philadelphia and Pacific stock exchanges. The New York Stock Exchange ticker symbol for the Company's common stock is "Z."

At February 2, 2002, the Company had 31,085 shareholders of record owning 139,910,410 common shares.

Market prices for the Company's common stock were as follows:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | **High** | **Low** | High | Low |
| **Common Stock Quarter** | | | | |
| 1st Q | **$14.20** | **$10.20** | $12.25 | $ 5.00 |
| 2nd Q | **17.65** | **12.64** | 14.75 | 9.88 |
| 3rd Q | **19.10** | **11.90** | 16.50 | 11.31 |
| 4th Q | **17.01** | **13.30** | 16.75 | 9.75 |

## 25. Quarterly Results (Unaudited)

| (in millions, except per share amounts) | 1st Q | 2nd Q | 3rd Q | 4th Q | Year |
|---|---|---|---|---|---|
| **Sales** | | | | | |
| 2001 | $1,072 | 1,048 | 1,104 | 1,155 | 4,379 |
| 2000 | $1,044 | 971 | 1,085 | 1,256 | 4,356 |
| **Gross margin** [a] | | | | | |
| 2001 | $ 326 | 306 | 327 | 349 | 1,308 |
| 2000 | $ 311 | 279 | 334 | 385 | 1,309 |
| **Operating profit** [b] | | | | | |
| 2001 | $ 74 | 29 | 71 | 89 [e] | 263 |
| 2000 | $ 52 | 39 | 71 | 98 | 260 |
| **Income from continuing operations** | | | | | |
| 2001 | $ 32 | 4 | 33 | 42 | 111 |
| 2000 | $ 23 | 13 | 29 | 42 | 107 |
| **Net income (loss)** | | | | | |
| 2001 | $ 37 | (14) | 33 | 36 | 92 |
| 2000 | $ 13 | 10 | 25 | (288) | (240) |
| **Basic earnings per share:** | | | | | |
| 2001 | | | | | |
| Income from continuing operations | $ 0.23 | 0.03 | 0.24 | 0.29 | 0.79 |
| Income (loss) from discontinued operations | $ 0.04 | (0.13) | — | (0.04) | (0.13) |
| Net income (loss) | $ 0.27 | (0.10) | 0.24 | 0.25 | 0.66 |
| 2000 | | | | | |
| Income from continuing operations | $ 0.17 | 0.09 | 0.21 | 0.31 | 0.78 |
| Loss from discontinued operations [d] | $ (0.06) | (0.02) | (0.03) | (2.39) | (2.51) |
| Cumulative effect of accounting change [c] | $ (0.01) | — | — | — | (0.01) |
| Net income (loss) [d] | $ 0.10 | 0.07 | 0.18 | (2.08) | (1.74) |
| **Diluted earnings per share:** | | | | | |
| 2001 | | | | | |
| Income from continuing operations | $ 0.23 | 0.03 | 0.23 | 0.28 | 0.77 |
| Income (loss) from discontinued operations | $ 0.04 | (0.13) | — | (0.04) | (0.13) |
| Net income (loss) | $ 0.27 | (0.10) | 0.23 | 0.24 | 0.64 |
| 2000 | | | | | |
| Income from continuing operations [d] | $ 0.17 | 0.09 | 0.21 | 0.31 | 0.77 |
| Loss from discontinued operations [d] | $ (0.06) | (0.02) | (0.03) | (2.37) | (2.49) |
| Cumulative effect of accounting change [c] | $ (0.01) | — | — | — | (0.01) |
| Net income (loss) [d] | $ 0.10 | 0.07 | 0.18 | (2.06) | (1.73) |

(a) Gross margin represents sales less cost of sales.

(b) Operating profit represents income from continuing operations before income taxes, corporate expense, net and interest expense, net.

(c) Reflects change in method of accounting for layaway sales (see note 1).

(d) Net income (loss) per share is computed independently for each of the periods presented. Accordingly, the sum of the quarterly net income (loss) per share amounts does not equal the total for the year in 2000.

(e) Includes income from vendor settlements related to prior years of $7 million, partially offset by a $2 million asset impairment charge and severance of $1 million.

# FIVE YEAR-SUMMARY OF SELECTED FINANCIAL DATA

The selected financial data below should be read in conjunction with the Consolidated Financial Statements and the notes thereto and other information contained elsewhere in this report. All selected financial data has been restated for discontinued operations, except for return on average investment ("ROI").

| ($ in millions, except per share amounts) | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| **Summary of Continuing Operations** | | | | | |
| Sales | **$4,379** | 4,356 | 4,263 | 4,161 | 4,177 |
| Gross margin | **1,308** | 1,309 | 1,164[1] | 1,131 | 1,343 |
| Selling, general and administrative expenses | **923** | 975 | 985 | 1,062 | 916 |
| Restructuring charges | **34** | 1 | 85 | — | — |
| Depreciation and amortization | **154** | 151 | 169 | 139 | 112 |
| Interest expense, net | **24** | 22 | 51 | 44 | 35 |
| Other income | **(2)** | (16) | (223) | (100) | (9) |
| Income from continuing operations | **111** | 107 | 59 | 14 | 185 |
| Cumulative effect of accounting change[2] | — | (1) | 8 | — | — |
| Basic earnings per share from continuing operations | **0.79** | 0.78 | 0.43 | 0.10 | 1.37 |
| Basic earnings per share from cumulative effect of accounting change | — | (0.01) | 0.06 | — | — |
| Diluted earnings per share from continuing operations | **0.77** | 0.77 | 0.43 | 0.10 | 1.36 |
| Diluted earnings per share from cumulative effect of accounting change | — | (0.01) | 0.06 | — | — |
| Weighted-average common shares outstanding (in millions) | **139.4** | 137.9 | 137.2 | 135.4 | 134.6 |
| Weighted-average common shares outstanding assuming dilution (in millions) | **146.9** | 139.1 | 138.2 | 135.9 | 135.8 |
| **Financial Condition** | | | | | |
| Cash and cash equivalents | **$ 215** | 109 | 162 | 193 | 81 |
| Merchandise inventories | **793** | 730 | 697 | 786 | 703 |
| Property and equipment, net | **637** | 684 | 754 | 906 | 557 |
| Total assets | **2,290** | 2,240 | 2,447 | 2,839 | 2,763 |
| Short-term debt | — | — | 71 | 250 | — |
| Long-term debt and obligations under capital leases | **399** | 313 | 418 | 517 | 527 |
| Total shareholders' equity | **992** | 1,013 | 1,139 | 1,038 | 1,271 |
| **Financial Ratios** | | | | | |
| Return on equity (ROE) | **11.1%** | 10.0 | 5.4 | 1.2 | 14.2 |
| Return on average investment (ROI) | **6.8%** | 6.4 | 3.7 | 2.7 | 8.3 |
| Operating profit as a percentage of sales | **6.0%** | 6.0 | 4.5 | 0.9 | 9.0 |
| Income from continuing operations as a percentage of sales | **2.5%** | 2.5 | 1.4 | 0.3 | 4.4 |
| Net debt capitalization percent[3] | **61.1%** | 60.9 | 61.2 | 67.6 | 58.9 |
| Net debt capitalization percent (without present value of operating leases)[3] | **15.6%** | 16.8 | 22.3 | 35.6 | 26.0 |
| Current ratio | **2.1** | 1.6 | 1.5 | 1.4 | 2.8 |
| Capital Expenditures | **$ 116** | 94 | 152 | 512 | 226 |
| Number of stores at year end | **3,590** | 3,752 | 3,953 | 5,062 | 4,881 |
| Total selling square footage at year end (in millions) | **7.94** | 8.09 | 8.40 | 9.41 | 7.58 |
| Total gross square footage at year end (in millions) | **13.14** | 13.32 | 13.35 | 15.00 | 12.91 |

(1) Includes a restructuring charge of $11 million related to inventory markdowns.

(2) 2000 reflects change in method of accounting for layaway sales (see note 1). 1999 reflects change in method for calculating the market-related value of pension plan assets (see note 18).

(3) Represents total debt, net of cash and cash equivalents.

## Board of Directors

**J. Carter Bacot** [1,4,6]
*Non-Executive Chairman of the Board*

**Matthew D. Serra** [1,5]
*President and Chief Executive Officer*

**Purdy Crawford** [1,2,3]
*Chairman of the Board*
*AT&T Canada*

**Nicholas DiPaolo** [2]
*Vice Chairman and Chief Operating Officer*
*Bernard Chaus, Inc.*

**Philip H. Geier Jr.** [3]
*Retired Chairman of the Board*
*and Chief Executive Officer*
*Interpublic Group of Companies, Inc.*

**Jarobin Gilbert Jr.** [1,2,4]
*President and Chief Executive Officer*
*DBSS Group, Inc.*

**James E. Preston** [1,3,4,6]
*Retired Chairman of the Board*
*and Chief Executive Officer*
*Avon Products, Inc.*

**David Y. Schwartz** [2,6]
*Independent Business Advisor and Consultant*

**Christopher A. Sinclair** [1,3,6]
*Managing Director*
*Manticore Group LLC*

**Cheryl Turpin** [3,4]
*Retired President and Chief Executive Officer*
*The Limited Stores*

**Dona D. Young** [2,4]
*President and Chief Operating Officer*
*The Phoenix Companies, Inc.*

1 Member of Executive Committee
2 Member of Audit Committee
3 Member of Compensation and Management Resources Committee
4 Member of Nominating and Corporate Governance Committee
5 Member of Retirement Plan Committee
6 Member of Finance and Strategic Planning Committee

## Corporate Officers

**Matthew D. Serra**
*President and Chief Executive Officer*

### Executive Vice President

**Bruce L. Hartman**
*Chief Financial Officer*

### Senior Vice Presidents

**Gary M. Bahler**
*General Counsel and Secretary*

**Jeffrey L. Berk**
*Real Estate*

**Lauren B. Peters**
*Strategic Planning*

**Laurie J. Petrucci**
*Human Resources*

**Terry L. Talley**
*Chief Information Officer*

### Vice Presidents

**Joseph N. Bongiorno**
*Logistics*

**Gary H. Brown**
*Real Property*

**Peter D. Brown**
*Investor Relations and Treasurer*

**Peter M. Cupps**
*Corporate Shared Services*

**Marc D. Katz**
*Controller*

**Robert W. McHugh**
*Chief Accounting Officer*

**Patricia A. Peck**
*Human Resources*

**Dennis E. Sheehan**
*Deputy General Counsel*

## Corporate Information

### Corporate Headquarters

112 West 34th Street
New York, New York 10120
(212) 720-3700

### Transfer Agent and Registrar

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, New York 10286
(866) 857-2216
(610) 312-5303 Outside the U.S. and Canada
(800) 936-4237 Hearing Impaired
shareowner-svcs@bankofny.com

### Independent Auditors

KPMG LLP
345 Park Avenue
New York, New York 10154
(212) 758-9700

### Form 10-K

A copy of the Foot Locker, Inc. 2001 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available, without charge, by request to the Investor Relations Department at the Corporate Headquarters.

### Investor Information

Investor inquiries should be directed to the Investor Relations Department at (212) 720-4600.

### World Wide Web Site

Our website at www.footlocker-inc.com offers information about our Company, as well as online versions of our Annual Report, SEC reports, quarterly results and press releases.



Design: RWI (rwidesign.com) Printer: IGI Earth Color, U.S.A. (www.earthcolor.com)

Foot Locker, Inc.

112 West 34th Street
New York, NY 10120